                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-56364

PROSPECTUS

                                  $994,750,000

                                SPX CORPORATION
                     LIQUID YIELD OPTION(TM) NOTES DUE 2021
                              (ZERO COUPON-SENIOR)
                                      AND
                          COMMON SHARES ISSUABLE UPON
                    CONVERSION AND/OR PURCHASE OF THE LYONS

    We issued the LYONs in a private placement in February 2001 at an issue price of $579.12 per LYON (57.912% of the principal amount at maturity). Selling securityholders will use this prospectus to resell their LYONs and the common stock issuable upon conversion, and/or purchase by us, of their LYONs. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Instead, on February 6, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2.75% per year, calculated from February 6, 2001 excluding any contingent interest. The LYONs rank equal in right of payment to all existing and future unsecured and unsubordinated indebtedness of SPX.

                          CONVERTIBILITY OF THE LYONS:

    Holders may convert each of their LYONs into 4.8116 shares of our common stock, subject to adjustment: (1) during any calendar quarter commencing after March 31, 2001 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, initially 135% and declining .3125% each quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of the preceding calendar quarter, (2) during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is at or below a specified level, (3) if such LYONs have been called for redemption or (4) upon the occurrence of certain corporate transactions described in this prospectus. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the conversion rate. Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SPW." On May 3, 2001, the last reported sale price of our common stock on the NYSE was $110.80

                              CONTINGENT INTEREST:

    We will pay contingent interest to the holders of LYONs during any six-month period commencing after February 6, 2006 if the average market price of a LYON for a measurement period preceding such six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. The contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of the average market price of a LYON for the measurement period or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the conversion rate. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of selected United States federal income tax consequences relevant to the LYONs beginning on page 49.

           PURCHASE OF THE LYONS BY SPX AT THE OPTION OF THE HOLDER:

    Holders may require us to purchase all or a portion of their LYONs on February 6, 2004, at a price of $628.57 per LYON, on February 6, 2006, at a price of $663.86 per LYON, or on February 6, 2011, at a price of $761.00 per LYON. We may choose to pay the purchase price in cash or in common stock or a combination of cash and common stock. In addition, upon a change in control of SPX occurring on or before February 6, 2006, each holder may require us to repurchase for cash all or a portion of such holder's LYONs.

                 REDEMPTION OF THE LYONS AT THE OPTION OF SPX:

    We may redeem all or a portion of the LYONs at any time on or after February 6, 2006 at the prices set forth in "Description of LYONs -- Redemption of the LYONs at the Option of SPX."
                            ------------------------

     INVESTING IN THE LYONS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.
                            ------------------------

    We will not receive any of the proceeds from the sale of the LYONs or the common shares by any of the selling securityholders. The LYONs and the common shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common shares as principals, any profits received by such broker-dealers on the resale of the LYONs or common shares, may be deemed to be underwriting discounts or commissions under the Securities Act.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 10, 2001.

(TM)TRADEMARK OF MERRILL LYNCH & CO., INC.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Where You Can Find More Information.........................      i
Forward Looking Information.................................     ii
Summary.....................................................      1
Recent Developments.........................................      2
Risk Factors................................................      8
Use of Proceeds.............................................     15
Ratio of Earnings to Fixed Charges..........................     15
Pro Forma Combined Condensed Financial Statements of SPX....     16
Selected Consolidated Financial Data........................     22
The Company.................................................     25
Description of LYONs........................................     26
Description of Other Indebtedness...........................     41
Description of Our Capital Stock............................     46
Certain United States Federal Income Tax Consequences.......     49
Selling Securityholders.....................................     53
Plan of Distribution........................................     55
Legal Matters...............................................     57
Experts.....................................................     57

                      WHERE YOU CAN FIND MORE INFORMATION

     SPX files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

  Public Reference Room          North East Regional Office     Midwest Regional Office
  450 Fifth Street, N.W          7 World Trade Center           500 West Madison Street
  Room 1024                      Suite 1300                     Suite 1400
  Washington, D.C. 20549         New York, New York 10048       Chicago, Illinois 60661

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like SPX, who file electronically with the SEC. The address of that site is www.sec.gov.

     You can also inspect reports, proxy statements and other information about SPX at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104 and 618 South Spring Street, Los Angeles, California 90014.

     We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that SPX has previously filed with the SEC. These documents contain important information about SPX and its finances.

SPX SEC FILINGS (FILE NO. 1-06948)                                 PERIOD
----------------------------------              --------------------------------------------
Annual Report on Forms 10-K/A                   Fiscal year ended December 31, 2000
Current Reports on Form 8-K                     Filed on March 12, 2001, April 12, 2001,
                                                April 13, 2001 (which includes UDI
                                                historical financial information) and May 8,
                                                2001
Definitive Proxy Statement on Schedule 14A      Filed on March 27, 2001

     All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the LYONs and common stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

     You may request a copy of these filings at no cost, by writing or calling SPX at the following address or telephone number:

     Investor Relations
     SPX Corporation
     700 Terrace Point Drive
     Muskegon, MI 49440
     Tel (231) 724-5000, Fax (231) 724-5302

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

     Our subsidiary Inrange Technologies Corporation completed its initial public offering on September 27, 2000. Inrange's common stock is traded on the Nasdaq National Market under the symbol "INRG." You may obtain information about Inrange from the SEC at the addresses specified above.

     We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                          FORWARD LOOKING INFORMATION

     Some of the statements under "Summary" and elsewhere in this prospectus and any documents incorporated by reference constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, including, but not limited to, cost savings and other benefits of the acquisition of United Dominion Industries Limited ("UDI") and the probability of closing our pending acquisitions, which involve known and unknown risks, uncertainties and other factors that may cause our or our businesses' actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward looking statements. In some cases, you can identify forward looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially because of market conditions in our industries or other factors. Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward looking statements after the date of this prospectus to conform them to actual results. All of the forward looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" in this document and "Factors That May Affect Future Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our most recent Form 10-K/A (incorporated by reference in this prospectus), which describe risks and factors that could cause results to differ materially from those projected in such forward looking statements.

     We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on the company's businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward looking statements. Accordingly, forward looking statements should not be relied upon as a prediction of actual results. In addition, management's estimates of future operating results are based on the current complement of businesses, which is constantly subject to change as management implements its fix, sell or grow strategy.

                           INFORMATION CONCERNING UDI

     The non-financial information concerning UDI contained in this prospectus, including Annex A, has been taken from, or is based upon, publicly available documents and records on file with the SEC, other public sources and information provided directly by UDI. The financial information concerning UDI contained in this prospectus has been taken from the audited financial statements of UDI or was otherwise provided to SPX by UDI.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. Market information is generally based on company generated estimates and not third party sources. References in this prospectus to "SPX," "the company," "we," "us" and "our" refer to SPX Corporation and its consolidated subsidiaries, unless otherwise specified. Descriptions of SPX do not give effect to the proposed acquisition of UDI except as noted. For purposes of this prospectus, unless otherwise specified, all references to "pro forma", "pro forma basis" and "pro forma effect" give effect to the issuance of the LYONs, the January 2001 amendment to our senior credit facility, the May LYONs (as defined herein), the UDI acquisition and related amendment to our credit facility. For all purposes in this prospectus, unless otherwise specified, the amounts outstanding under the LYONs and the May LYONs are based on their issue prices. This prospectus assumes no exercise of the over-allotment option for $35,000,000 face amount at maturity of May LYONs unless otherwise specified.

                                      SPX

     We are a global provider of technical products and systems, industrial products and services, and service solutions. We offer a diversified collection of products that include networking and switching products, fire detection and building life-safety products, TV and radio broadcast antennas and towers, transformers, substations, vehicle components and industrial mixers and valves. Our products and services also include specialty service tools, diagnostic systems, service equipment and technical information services. Our products are used by a broad group of customers that serve a diverse group of industries including chemical processing, pharmaceuticals, infrastructure, mineral processing, petrochemical, telecommunications, financial services, transportation and power generation. We have over 14,000 employees worldwide with operations in 19 countries.

                              THE UDI ACQUISITION

     On March 10, 2001, SPX and UDI entered into a merger agreement for the acquisition of UDI by an indirect wholly owned subsidiary of SPX. UDI manufactures proprietary engineered products for sale primarily to industrial and commercial markets worldwide. Total consideration for the transaction, including transaction costs, change of control costs and refinancing of UDI debt, will be approximately $1.9 billion. Under the terms of the merger agreement between SPX and UDI, UDI common shares will be exchanged for SPX common stock at an exchange ratio of 0.2353 of a share of SPX common stock for each UDI common share, together with a fractional interest in one share of the entity resulting from the merger, which will be promptly redeemed for the same fractional interest in one share of SPX common stock (which in turn will be redeemed for cash along with any other fractional interests in SPX shares received by the UDI shareholder in the transaction). In connection with the acquisition, SPX will refinance approximately $876.2 million of UDI debt. The acquisition of UDI is subject to a number of conditions, including, among other things, approval by UDI shareholders, approval of the Ontario Superior Court of Justice and regulatory approval in a number of jurisdictions. The transaction is expected to close on or about May 24, 2001.

AMENDMENT TO SPX'S SENIOR CREDIT FACILITY

     In connection with the UDI acquisition, we expect to amend and restate our senior credit facility to provide for a $530.0 million increase to the Tranche C term loan facility, to provide for a $50.0 million multicurrency facility and to provide for an increase, at SPX's option and with the consent of only the affected lenders, of the revolving credit facility and/or the multicurrency facility by an amount of up to $50.0 million. After giving effect to the amendment and restatement, but without the exercise of the $50.0 million option, the senior credit facility will provide for an aggregate amount of $1.798 billion of term loans and $550.0 million of revolving credit loans. If the UDI transaction is not consummated, the foregoing changes will not be made.

                              RECENT DEVELOPMENTS

     On May 9, 2001, we closed an offering of $415,000,000 (includes exercise of the over-allotment option) aggregate face amount at maturity Liquid Yield Option Notes due 2021 (the "May LYONs"). See "Description of Other Indebtedness -- May LYONs."

SPX FIRST QUARTER 2001

     On April 24, 2001, we announced our first quarter 2001 financial results. Beginning with the first quarter 2001, we reported the results of operations in three segments: Technical Products and Systems, Industrial Products and Services, and Service Solutions. Laboratory ovens and freezers now report in the Technical Products and Systems segment, while vehicle components report as part of Industrial Products and Services. The new structure aligns financial reporting with the current structure of the organization. Upon completion of the acquisition of UDI, which is expected to close on or about May 24, 2001, a fourth segment, Flow Technology, will be added.

     Revenues. Revenues for the first quarter grew by 8.4% to $680.4 million compared with first quarter 2000 revenues of $627.8 million.

                                                                 FIRST QUARTER
                                                          ----------------------------
REVENUE GROWTH BY SEGMENT                                  2000      2001     % CHANGE
-------------------------                                 ------    ------    --------
Technical Products and Systems..........................  $171.0    $208.0      21.6%
Industrial Products and Services........................   287.9     320.9      11.5%
Service Solutions.......................................   168.9     151.5     (10.3)%
                                                          ------    ------
Consolidated............................................  $627.8    $680.4       8.4%
                                                          ======    ======

     Technical Products and Systems. Revenue growth was driven by acquisitions and demand for open storage networking systems, fire detection and building life-safety products, digital broadcast antennas and laboratory ovens and freezers. Revenues from sales of fare collection systems were down as expected, due to contract timing which is expected to reverse by the second quarter and for the remainder of the year.

     Industrial Products and Services. Overall revenue growth was primarily attributable to acquisitions completed during 2000. Strong demand for power transformers offset by a decline in vehicle components resulted in a flat internal growth rate for the first quarter. The soft economy has impacted the end markets for some of the businesses in this segment and expect the soft economy to continue to impact these units.

     Service Solutions. The timing of several specialty tool programs impacted revenues and make a quarterly comparison difficult and are expected to persist through the second quarter 2001 and then improve for the remainder of the year.

     Operating Income. Operating income decreased to $73.6 million in the first quarter 2001 from $77.2 million. Operating income in 2001 included special charges of $3.4 million related primarily to costs associated with facilities consolidation at the Fluid Power unit. The consolidations began in the fourth quarter of 2000 and we expect them to be complete by the end of June 2001. First quarter operating margins, excluding special charges, declined by 100 points to 11.3%, compared to 12.3% for the first quarter of 2000.

                                                              FIRST QUARTER
                                                              --------------
OPERATING MARGIN BY SEGMENT                                   2000     2001
---------------------------                                   -----    -----
Technical Products and Systems..............................  17.2%    14.1%
Industrial Products and Services............................  14.8%    13.7%
Service Solutions...........................................   8.0%     8.1%
Consolidated................................................  12.3%    11.3%

     Technical Products and Systems. Margin declines for the quarter were due to the expected reduced volume of fare collection systems' revenues caused by timing of contracts and costs to support the growth of Inrange expected later in the year.

     Industrial Products and Services. The expected margin decline for the first quarter 2001 was driven by startup costs associated with plant expansion and consolidation projects.

     Earnings Per Share. Net income for the first quarter 2001 increased to $35.4 million from $29.0 million. We reported first quarter earnings of $1.14 per share, which included pretax special charges of $3.4 million ($2.0 million after-tax) or $0.07 per share, compared to $0.92 per share in the first quarter 2000. The first quarter 2000 included an $8.8 million after tax charge, or $0.28 per share, for the early extinguishment of debt.

     See "Selected Financial Data of SPX" for our first quarter financial results.

UDI FIRST QUARTER 2001

     As part of our due diligence process, prior to execution of the merger agreement on March 10, 2001, we reviewed and discussed with the management of UDI the operating performance expectations of UDI. As part of our ongoing discussions, management of UDI has confirmed that the operating results of UDI for the first quarter of 2001 are consistent with those discussed with us in the due diligence process and contained in a schedule provided in connection with the merger agreement. The following has been prepared from discussions with management and from data provided to us from the financial books and records of UDI. We have been advised that the information has been prepared in accordance with Canadian GAAP, and that there may be differences with U.S. GAAP, but that those differences have not been quantified and it is believed that any such differences would not be material. UDI's results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 2001.

     Revenues of UDI in the first quarter were approximately 2.6% lower than the prior year revenues of $558.5 million, excluding divested businesses. We have been advised that, as discussed in management's discussion and analysis included in the UDI 2000 annual report, the decrease in revenues is primarily due to a general softening in the U.S. economy which impacted certain businesses, most notably Marley Cooling Tower and Waukesha Cherry-Burrell in the Flow Technology Segment, Dock Products in the Specialty Engineered Products Segment and BOMAG's U.S. operations in the Machinery Segment. Management of UDI has also confirmed to us that its income before goodwill charges and income taxes decreased by approximately $2.8 million from $17.8 million in the prior year with net income decreasing by approximately $1.8 million from $7.2 million in the prior year. Management of UDI has explained that pretax income for the first quarter of 2001 includes other non-operating income of $4.3 million primarily associated with the gains from the sale of certain assets while the comparable period in 2000 included other non-operating losses of $3.6 million. In addition, the first quarter of 2000 included a restructuring charge of $4.0 million. Long-term debt, including current maturities and notes payable to banks, at March 31, 2001, increased by $61.4 million from December 31, 2000. The increase in long-term debt was primarily due to the termination of UDI's asset securitization program in January 2001. Cash flow used in operating activities for the three months ended March 31, 2001, excluding the impact of the asset securitization and one time charges, improved by approximately $20.0 million from $62.3 million of cash flow used in operating activities for the three months ended March 31, 2000. For a description of UDI's businesses, see Annex A to this prospectus.

                                  THE OFFERING

LYONs.........................   $994,750,000 aggregate principal amount at
                                 maturity of LYONs due February 6, 2021. We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable.
                                 Each LYON was issued at a price of $579.12 per LYON and a principal amount at maturity of $1,000.

Maturity of LYONs.............   February 6, 2021.

Yield to Maturity of LYONs....   2.75% per year (computed on a semi-annual bond
                                 equivalent basis) calculated from February 6, 2001 excluding any contingent interest.

Conversion Rights.............   For each LYON surrendered for conversion, a
                                 holder will receive 4.8116 shares of our common stock. The conversion rate will be adjusted for certain reasons specified in the indenture, but will not be adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion.

                                 Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after March 31, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 135% and declining .3125% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon a conversion of a LYON on that day.

                                 Holders may also surrender a LYON for
                                 conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is B3 or B-, respectively, or lower.

                                 LYONs or portions of LYONs in integral
                                 multiples of $1,000 principal amount at
                                 maturity called for redemption may be
                                 surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a significant distribution to our stockholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in "Description of LYONs -- Conversion Rights." The ability to surrender LYONs for conversion will expire at the close of business on February 6, 2021. See "Certain United States Federal Income Tax Consequences" and "Description of LYONs -- Conversion Rights."

Original Issue Discount.......   We issued the LYONs at an issue price
                                 significantly below the principal amount at maturity of the LYONs. This original issue discount will accrue daily at a rate of 2.75% per year beginning on

                                 February 6, 2001, calculated on a semi-annual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed interest income, also referred to as tax original issue discount, as calculated for United States federal income tax purposes, will exceed the accrued original issue discount. See "Certain United States Federal Income Tax Consequences -- Accrual of Interest on the LYONs."

Contingent Interest...........   We will pay contingent interest to the holders
                                 of LYONs during any six-month period from February 6 to August 5 and from August 6 to
                                 February 5, commencing February 6, 2006, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding such record date.

                                 The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of such average market price of a LYON for the five trading day period referred to above or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON.

                                 Contingent interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. Such payments will be paid on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, on the payment date of the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid

Ranking.......................   The LYONs are unsecured and unsubordinated
                                 obligations and rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries and to our obligations that are secured to the extent of the security.

                                 As of December 31, 2000, on a pro forma basis, we would have had approximately $2.7 billion of total indebtedness outstanding, approximately $1.9 billion of which would have been secured indebtedness. As of December 31, 2000, on a pro forma basis, our subsidiaries were obligated under substantially all of our indebted-ness (other than the LYONs and the May LYONs) and guaranteed our senior credit facility. See "Risk Factors -- The LYONs will be structurally subordinated. This may affect your ability to receive payments on the LYONs."

Tax Original Issue Discount...   The LYONs are debt instruments subject to the
                                 United States federal income tax contingent payment debt regulations. You should be aware that, even if we do not pay any cash interest
                                 (including any contingent interest) on the LYONs, you will be required to include interest in your gross income for United States federal income tax purposes. This imputed interest, also referred to as tax original issue discount, will accrue at a rate equal to 9.625% per year, computed on a semi-annual bond equivalent basis, which represents the yield on our noncontingent, nonconvertible, fixed-rate debt with terms otherwise similar to the LYONs.
                                 The rate at which the tax original issue discount will accrue for United States federal income tax purposes will exceed the stated yield of 2.75% for the accrued original issue discount.

                                 You will also recognize gain or loss on the sale, exchange, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, exchange, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See "Certain United States Federal Income Tax Consequences."

Sinking Fund..................   None.

Redemption of LYONs at the
Option of SPX.................   We may redeem all or a portion of the LYONs for
                                 cash at any time on or after February 6, 2006, at the redemption prices set forth in this prospectus. See "Description of
                                 LYONs -- Redemption of LYONs at the Option of
                                 SPX."

Purchase of LYONs at the
Option of the Holder..........   Holders may require us to purchase all or a
                                 portion of their LYONs on February 6, 2004, for a price equal to $628.57 per LYON, on February
                                 6, 2006, for a price equal to $663.86 per LYON, and on February 6, 2011, for a price equal to $761.00 per LYON. We may choose to pay the purchase price in cash or in shares of common stock or a combination of cash and common stock. See "Description of LYONs -- Purchase of
                                 LYONs at the Option of the Holder."

Change in Control.............   Upon a change in control of SPX occurring on or
                                 before February 6, 2006, each holder may require us to repurchase all or a portion of such holder's LYONs for cash at a price equal to 100% of the issue price for such LYONs plus accrued original issue discount to the date of repurchase. See "Description of LYONs -- Change in Control Permits Purchase of LYONs by SPX at the Option of the Holder."

Optional Conversion to
Semi-annual Coupon Notes Upon
  Tax Event...................   After the occurrence of a Tax Event, as defined
                                 below, we will have the option to convert the LYONs to notes on which we will pay interest in cash semi-annually. In such cases, interest will accrue at a rate of 2.75% per year on a restated principal amount equal to the issue price of the LYONs plus accrued original issue discount to the option exercise date. Interest will be computed on the basis of a 360-day year of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In such event, the redemption price, purchase price and change in control purchase price will be adjusted, and contingent interest will cease to accrue on the LYONs. Exercise of this option by us will not affect a holder's conversion rights. See
                                 "Description of LYONs -- Optional Conversion to
                                 Semi-annual Coupon Notes Upon Tax Event."

Use of Proceeds...............   We will not receive any of the proceeds from
                                 the sale by any selling securityholder of the LYONs or the common shares. See "Use of Proceeds."

DTC Eligibility...............   The LYONs have been issued in book-entry form
                                 and are represented by permanent global
                                 certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of LYONs -- Book-Entry System."

Trading Symbol for our Common
  Stock.......................   Our common stock is traded on the New York
                                 Stock Exchange and the Pacific Stock Exchange under the symbol "SPW."

                                  RISK FACTORS

     Prospective investors should carefully consider the following information with the other information contained in this prospectus before purchasing the LYONs.

                         RISKS RELATED TO THIS OFFERING

AN ACTIVE TRADING MARKET FOR LYONS MAY NOT DEVELOP.

     We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. We do not intend to list the LYONs on any security exchange. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the market price of our common stock and the market for similar securities. In addition, a holder's right to convert LYONs into shares of our common stock is subject to conditions which, if not satisfied, could result in a holder receiving less than the value of the common stock into which a LYON is otherwise convertible. This contingent conversion feature could adversely affect the value of and trading prices for the LYONs.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE PURCHASE OF LYONS AT THE OPTION OF THE HOLDERS OR IN A CHANGE IN CONTROL REPURCHASE.

     The terms of our credit facility restrict the use of cash to repurchase LYONs. If such restrictions do not enable us to use cash to repurchase all LYONs submitted to us, we will be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we do not satisfy the conditions in the indenture to the use of our common stock to pay the purchase price, we could be in default of our obligations on the LYONs. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder."

     In addition, upon the occurrence of certain specific kinds of change in control events occurring on or before February 6, 2006, we will be required to offer to repurchase all outstanding LYONs. However, it is possible that upon a change in control we will not have sufficient funds at that time to make the required repurchase of LYONs or that restrictions in our credit facility or other indebtedness will not allow those repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change in Control" under the indenture. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder" and "-- Change in Control Permits Purchase of LYONs by SPX at the Option of the Holder."

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING LYONS.

     The LYONs are characterized as indebtedness of ours for United States federal income tax purposes. Accordingly, you will be required to include, in your income, interest with respect to the LYONs.

     The LYONs constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Consequences."

THE LYONS ARE STRUCTURALLY SUBORDINATED. THIS MAY AFFECT YOUR ABILITY TO RECEIVE PAYMENTS ON THE LYONS.

     The LYONs are obligations exclusively of SPX. We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon our liquidation or reorganization, and, as a result, the right of the holders of the LYONs to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. The LYONs do not restrict the ability of our subsidiaries to incur additional indebtedness. In particular, as of December 31, 2000 substantially all of our subsidiaries guaranteed all of our obligations under our credit facility and were obligated under a substantial portion of our other indebtedness. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

THE LYONS ARE NOT SECURED BY OUR ASSETS.

     The LYONs are not secured by any of our assets and do not restrict our incurrence of additional secured debt. Borrowings under our credit facility are secured by substantially all of our assets. At December 31, 2000, on a pro forma basis, we would have had approximately $2.7 billion in total indebtedness, approximately $1.9 billion of which would have been secured. At such date on a pro forma basis, we would have had $393.0 million of available borrowing capacity under the revolving senior credit facility after giving effect to $157.0 million reserved for letters of credit outstanding which reduce the availability under the revolving senior credit facility. In addition, in connection with the amendment to the credit facility, we will have the option to increase, with the consent of only the affected lenders, the revolving credit facility and/or the multicurrency facility by an aggregate amount of up to $50.0 million. If we become insolvent or are liquidated, or payment under our secured indebtedness is accelerated, the lenders under our secured indebtedness would be entitled to exercise the remedies under the secured indebtedness as secured lenders under applicable law and will have a claim on the collateral that would rank senior to the holders of the LYONs. The liquidation value of our assets remaining after payment of such secured indebtedness may not be sufficient to repay in full our unsecured indebtedness, including the LYONs.

                         RISKS RELATING TO OUR BUSINESS

OUR LEVERAGE MAY AFFECT OUR BUSINESS AND MAY RESTRICT OUR OPERATING FLEXIBILITY.

     At December 31, 2000, on a pro forma basis, we would have had approximately $2.7 billion in total indebtedness. At such date on such a pro forma basis, we would have had $393.0 million of available borrowing capacity under the revolving senior credit facility after giving effect to $157.0 million reserved for letters of credit outstanding which reduce the availability under the revolving senior credit facility. In addition, in association with the financing of UDI, we will have the option to increase, with the consent of only the affected lenders, the revolving credit facility and/or the multicurrency facility by an aggregate amount of up to $50.0 million. Subject to certain restrictions set forth in the senior credit facility and the indenture, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions. The level of our indebtedness could:

     - limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

     - limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital, capital expenditures or acquisitions;

     - limit our flexibility in reacting to competitive and other changes in the industry and economic conditions generally;

     - expose us to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business could make it difficult to meet debt service requirements; and

     - expose us to risks inherent in interest rate fluctuations because the existing borrowings are and any new borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

     Our ability to make scheduled payments of principal of, to pay interest on, or to refinance, our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. We will not be able to control many of these factors, such as the economic conditions in the markets in which we operate and initiatives taken by our competitors. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

WE MAY NOT BE ABLE TO FINANCE FUTURE NEEDS OR ADAPT OUR BUSINESS PLAN TO CHANGES IN ECONOMIC OR BUSINESS CONDITIONS BECAUSE OF RESTRICTIONS PLACED ON US BY OUR SENIOR CREDIT FACILITY AND THE INSTRUMENTS GOVERNING OUR OTHER INDEBTEDNESS.

     Our senior credit facility and other agreements governing our other indebtedness contain covenants that restrict our ability to make distributions or other payments to our investors and creditors unless certain financial tests or other criteria are satisfied. We must also comply with certain specified financial ratios and tests. In some cases, our subsidiaries are subject to similar restrictions which may restrict their ability to make distributions to us. In addition, our senior credit facility and these other agreements contain additional affirmative and negative covenants, which are described under "Description of LYONs" and "Description of Other Indebtedness." All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

     If we do not comply with these or other covenants and restrictions contained in our senior credit facility and other agreements governing our indebtedness, we could be in default under those agreements, and the debt, together with accrued interest, could then be declared immediately due and payable. If we default under our senior credit facility, the lenders could cause all of our outstanding debt obligations under our senior credit facility to become due and payable, require us to apply all of our cash to repay the indebtedness or prevent us from making debt service payments on any other indebtedness we owe. In addition, any default under our senior credit facility or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under our senior credit facility is accelerated, we may not have sufficient assets to repay amounts due under our senior credit facility, the LYONs, the May LYONs or under other debt securities then outstanding. Our ability to comply with these provisions of our senior credit facility and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

WE MAY BREACH A COVENANT UNDER OUR CREDIT FACILITY IF THE CREDIT FACILITY IS NOT AMENDED TO TAKE INTO ACCOUNT THE ACCRETION OF THE MAY LYONS IN EXCESS OF $250.0 MILLION AND CERTAIN OTHER MATTERS RELATED TO THE MAY LYONS.

     Our credit facility, as currently in effect, permits the issuance of the May LYONs. We must, however, amend the credit facility to prevent a breach of its provisions when the accreted amount of the May LYONs in accordance with GAAP exceeds $250.0 million. As of their issue date, the accreted value of the May LYONs (assuming the over-allotment option is exercised in full) would be approximately $240.3 million. We intend to amend our credit facility to specifically permit the accretion of the May LYONs (including LYONs issued upon exercise of Merrill Lynch's over-allotment option) until maturity. In addition, the credit facility, as currently in effect, does not permit us to pay contingent interest or purchase May LYONs at the option of the holder on a purchase date with common stock. We expect to make amendments to permit these actions when we consummate the UDI acquisition which is expected to close in May 2001. If the UDI acquisition does not close, we will seek to amend the credit facility to make the foregoing changes as soon as practicable thereafter. However, we cannot assure you that such amendments will become effective.

OUR FAILURE TO SUCCESSFULLY INTEGRATE UDI AND OTHER RECENT ACQUISITIONS, AS WELL AS ANY FUTURE ACQUISITIONS, COULD HAVE A NEGATIVE EFFECT ON OUR OPERATIONS.

     As part of our business strategy, we review acquisitions in the ordinary course. In 2000, we made 21 acquisitions of businesses for an aggregate price of approximately $226.8 million. In the first quarter of 2001, we made eight acquisitions of businesses for an aggregate purchase price of approximately $120.4 million. Our past acquisitions and any potential future or pending acquisitions including the acquisition of UDI, involve a number of risks and present financial, managerial and operational challenges, including:

     - adverse effects on our reported operating results due to the amortization of goodwill associated with acquisitions;

     - diversion of management attention from running our existing businesses;

     - difficulty with integration of personnel and financial and other systems;

     - increased expenses, including compensation expenses resulting from newly-hired employees;

     - increased foreign operations which may be difficult to assimilate;

     - assumption of known and unknown liabilities and increased litigation; and

     - potential disputes with the sellers of acquired businesses, technologies, services or products.

     We may not be able to integrate successfully the technology, operations and personnel of any acquired business. Customer dissatisfaction or performance problems with an acquired business, technology, service or product could also have a material adverse effect on our reputation and business. In addition, any acquired business, technology, service or product, could underperform relative to our expectations. We could also experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future, have problems or liabilities of which we are not aware or are substantially greater than we anticipate. In addition, as a result of future acquisitions, we may further increase our leverage or, if we issue equity securities to pay for the acquisitions, dilute our existing stockholders.

     Following the closing of the UDI acquisition, we will be finalizing our strategic review of UDI's businesses and our plans to integrate the operations of UDI. We expect that the integration and rationalization of the operations of UDI will include certain costs that in turn will be treated as additional purchase consideration or result in a charge to earnings of the combined company. Any additional purchase consideration or a charge to earnings, which cannot now be quantified fully, is likely to be material and would either adjust the purchase accounting or be recognized as a charge to earnings in the period in which such a charge occurs. These costs may include severance and related employee benefits costs, costs to close or consolidate facilities, including environmental costs in connection therewith, integration costs, relocation and moving costs, training costs, environmental costs generally associated with previously identified environmental issues and gains or losses on business divestitures, among others. Over the past five years, we have recorded several special charges to our results of operations associated with cost reductions, integrating acquisitions and achieving operating efficiencies. We believe that our actions have been required to improve our operations and, as described above, we will, if necessary, record future charges as appropriate to address costs and operational efficiencies at the combined company.

THE CONSUMMATION OF OUR ACQUISITION OF UDI IS SUBJECT TO A NUMBER OF CONDITIONS. WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO CONSUMMATE THE UDI ACQUISITION OR OTHER FUTURE ACQUISITIONS.

     The acquisition of UDI is subject to a number of conditions, including, among other things, approval by UDI shareholders, approval of the Ontario Superior Court of Justice and regulatory approval in a number of jurisdictions. The transaction is expected to close by the end of May 2001. However, we cannot assure you that we will be able to consummate the UDI acquisition.

     We regularly engage in discussions with respect to potential acquisitions and joint ventures, some of which may be material. We cannot assure you that we will consummate any transactions which we have publicly announced or as to which we have entered into contracts or letters of intent or that we will be able to identify, acquire or make investments in any promising acquisition candidates on acceptable terms. Competition for acquisition or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment which could materially affect our growth rate.

WE MAY NOT ACHIEVE THE EXPECTED COST SAVINGS AND OTHER BENEFITS OF THE ACQUISITION OF UDI.

     We expect to achieve a minimum of $30.0 million of annualized cost savings in the first full year following the acquisition of UDI. These cost savings include, among others, savings associated with the elimination of duplicate corporate office costs, consolidation of purchasing initiatives and rationalization of facilities. While we believe these cost savings to be reasonable, they are inherently estimates which are difficult to predict and are necessarily speculative in nature. In addition, we cannot assure you that unforeseen factors will not offset the estimated cost savings or other benefits from the acquisition. As a result, our actual cost savings, if any, and other anticipated benefits could differ or be delayed, compared to our estimates and from the other information contained in this prospectus.

THE LOSS OF KEY PERSONNEL AND ANY INABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD MATERIALLY ADVERSELY IMPACT OUR OPERATIONS.

     We are dependent on the continued services of our management team, including our Chairman of the Board, President and Chief Executive Officer. The loss of such personnel without adequate replacement could have a material adverse effect on us. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience in order to operate our business successfully. From time to time there may be a shortage of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially adversely affected.

MANY OF THE INDUSTRIES IN WHICH WE OPERATE ARE CYCLICAL AND, ACCORDINGLY, OUR BUSINESS IS SUBJECT TO CHANGES IN THE ECONOMY; PRESSURE FROM ORIGINAL EQUIPMENT MANUFACTURERS TO REDUCE COSTS COULD ADVERSELY AFFECT OUR BUSINESS.

     Many of the business areas in which we operate are subject to specific industry and general economic cycles. Certain businesses are subject to industry cycles, including, but not limited to, the automotive industries which influence our Service Solutions and Industrial Products and Services segments, the electric power and process equipment markets which influence our Industrial Products and Services segment and the telecommunications networks and building construction industries which influence our Technical Products and Systems segment. Accordingly, any downturn in these or other markets in which we participate could materially adversely affect us. A decline in automotive sales and production may also affect not only sales of components, tools and services to vehicle manufacturers and their dealerships, but also sales of components, tools and services to aftermarket customers, and could result in a decline in our results of operations or a deterioration in our financial condition. Similar cyclical changes could also affect aftermarket sales of products in our other segments. If demand changes and we fail to respond accordingly, our results of operations could be materially adversely affected in any given quarter. The business cycles of our different operations may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on our business. In 2001, our revenue and earnings may be adversely affected by a softer economy. UDI's businesses are also subject to cyclical downturns which may occur contemporaneously with our cycles. See "Summary -- Recent Developments."

     There is also substantial and continuing pressure from the major original equipment manufacturers, particularly in the automotive industry, to reduce costs, including the cost of products and services purchased from outside suppliers such as us. If in the future we were unable to generate sufficient cost savings to offset price reductions, our gross margins could be materially adversely affected.

IF FUTURE CASH FLOWS ARE INSUFFICIENT TO RECOVER THE CARRYING VALUE OF OUR GOODWILL, A MATERIAL NON-CASH CHARGE TO EARNINGS COULD RESULT.

     At December 31, 2000, on a pro forma basis, we expect to have goodwill and intangible assets of approximately $2.3 billion and shareholders' equity of approximately $1.5 billion. We expect to recover the carrying value of goodwill through our future cash flows. On an ongoing basis, we evaluate, based on projected undiscounted cash flows, whether we will be able to recover all or a portion of the carrying value of goodwill. If future cash flows are insufficient to recover the carrying value of our goodwill, we must write off a portion of the unamortized balance of goodwill. There can be no assurance that circumstances will not change in the future that will affect the useful life or carrying value of our goodwill.

WE ARE SUBJECT TO ENVIRONMENTAL AND SIMILAR LAWS AND POTENTIAL EXPOSURE TO ENVIRONMENTAL AND SIMILAR LIABILITIES.

     We are subject to various environmental laws, ordinances, regulations, and other requirements of government authorities in the United States and other nations. Such requirements may include, for example, those governing discharges from and materials handled as part of, our operations, the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of our employees. Under certain of these laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of investigation, removal or remediation of certain hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly, such substances may have adverse effects, including, for example, substantial investigative or remedial obligations, and limits on the ability to sell or rent such property or to borrow funds using such property as collateral. In connection with our acquisitions and divestitures, we may assume or retain significant environmental liabilities some of which we may not be aware. Future developments related to new or existing environmental matters or changes in environmental laws or policies could lead to material costs for environmental compliance or cleanup. There can be no assurance that such liabilities and costs will not have a material adverse effect on our results of operations or financial position in the future. UDI is also subject to significant environmental and similar liabilities of the type described above and also as described in Annex A to this prospectus under "Business of UDI -- Environmental Matters" and "Business of UDI -- Legal Proceedings."

OUR INRANGE SUBSIDIARY IS SUBJECT TO VARIOUS RISKS AND ANY MATERIAL ADVERSE EFFECT ON INRANGE COULD MATERIALLY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     We own approximately 89.5% of the total number of outstanding shares of common stock of Inrange Technologies Corporation. Based on the closing price of Inrange's Class B common stock on May 4, 2001, Inrange's market capitalization was approximately $1,483.0 million on such date. Unlike our other businesses, Inrange is a high technology company and is subject to additional and different risks, and its public equity trades similar to other technology businesses. Any adverse effect on Inrange could affect us. In addition to the risks described herein for our business as a whole, Inrange is subject to the following risks:

     - Inrange's business will suffer if it fails to develop, successfully introduce and sell new and enhanced high quality, technologically advanced cost-effective products that meet the changing needs of its customers on a timely basis. Inrange's competitors may develop new and more advanced products on a regular basis;

     - Inrange relies on a sole manufacturer to produce a number of its key products and on sole sources of supply for some key components in its products. Any disruption in these relationships could increase product costs and reduce Inrange's ability to provide its products or develop new products on a timely basis; and

     - The price for Inrange's products may decrease in response to changes in product mix, competitive pricing pressures, maturing life cycles, new product introductions and other factors. Accordingly, Inrange's profitability may decline unless it can reduce its production and sales costs or develop new higher margin products.

     The foregoing is a summary of the risk factors applicable to Inrange. For a more complete description of those risks, please see "Risk Factors" in Inrange's Annual Report of Form 10-K for the fiscal year ended December 31, 2000, which section is incorporated by reference in this prospectus. See "Where You Can Find More Information."

DIFFICULTIES PRESENTED BY INTERNATIONAL ECONOMIC, POLITICAL, LEGAL, ACCOUNTING AND BUSINESS FACTORS COULD NEGATIVELY AFFECT OUR INTERESTS AND BUSINESS EFFORT.

     Approximately 22% of our 2000 sales were international, including export sales. In addition, approximately 40% of Inrange's 2000 sales were international, including export sales, and we are seeking to increase our sales outside the United States. On a pro forma basis for our acquisition of UDI, approximately 27% of our 2000 sales, including export sales, would have been generated from international markets. Our international operations require us to comply with the legal requirements of foreign jurisdictions and expose us to the political consequences of operating in foreign jurisdictions. Our foreign business operations are also subject to the following risks:

     - difficulty in managing, operating and marketing our international operations because of distance, as well as language and cultural differences;

     - increased strength of the U.S. dollar will increase the effective price of our products sold in U.S. dollars which may have a material adverse effect on sales or require us to lower our prices and also decrease our reported revenues or margins in respect of sales conducted in foreign currencies to the extent we are unable or determine not to increase local currency prices; likewise, decreased strength of the U.S. dollar could have a material adverse effect on the cost of materials and products purchased overseas;

     - difficulty entering new international markets due to greater regulatory barriers than the United States and differing political systems;

     - increased costs due to domestic and foreign customs and tariffs, potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries, and transportation and shipping expenses;

     - credit risk or financial condition of local customers and distributors;

     - potential difficulties in staffing and labor disputes;

     - risk of nationalization of private enterprises;

     - increased costs of transportation or shipping;

     - potential difficulties in protecting intellectual property;

     - potential imposition of restrictions on investments; and

     - local political and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

As we continue to expand our international operations, including as a result of the UDI acquisition, these and other risks associated with international operations are likely to increase. In addition, as we enter new geographic markets, we may encounter significant competition from the primary participants in such markets, some of which may have substantially greater resources than we do.

PROVISIONS IN OUR CORPORATE DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY, AND ACCORDINGLY, WE MAY NOT CONSUMMATE A TRANSACTION THAT OUR STOCKHOLDERS CONSIDER FAVORABLE.

     Provisions of our certificate of incorporation and by laws may inhibit changes in our control not approved by our Board. We also have a rights plan designed to make it more costly and thus more difficult to gain control of us without the consent of our Board. We are also afforded the protections of
Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Our Capital Stock."

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the LYONs or common shares by the selling securityholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of SPX for the years ended December 31, 1996, 1997, 1998, 1999, and 2000 and for the three months ended March 31, 2000 and 2001.

                                                                                                 THREE MONTHS
                                                        FISCAL YEAR ENDED DEC. 31,             ENDED MARCH 31,
                                                  ---------------------------------------      ----------------
                                                  1996    1997    1998(2)    1999    2000      2000       2001
                                                  ----    ----    -------    ----    ----      -----      -----
Ratio of earnings to fixed charges(1)...........  5.7     7.7      (0.3)     1.8     3.0        3.5        3.3

---------------
(1) For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

(2) For the fiscal year ended December 31, 1998, earnings were not sufficient to cover fixed charges by approximately $42 million.

            PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF SPX
                                  (UNAUDITED)

     The following tables present pro forma combined condensed financial statements of SPX after giving effect to the UDI acquisition. The information is presented as if the UDI acquisition had occurred on January 1, 2000 for the statement of income and on December 31, 2000 for the balance sheet. The pro forma financial statements assume that the UDI acquisition is effected by the exchange of 0.2353 of a share of SPX common stock for each UDI common share outstanding and assumes that existing UDI stock options will be exchanged for options of SPX. Additionally, the pro forma combined condensed financial statements assume that SPX had received the proceeds from the amendments to the senior credit facility, issued the LYONs and issued the May LYONs (excluding the over-allotment) and that the existing UDI indebtedness is repaid on January 1, 2000 for the statement of income and on December 31, 2000 for the balance sheet.

     The estimated purchase price was allocated to the assets and liabilities assumed of UDI based on SPX management's current estimate of their fair market values. The final allocation of the purchase price to the assets and liabilities assumed will not be completed until after the UDI acquisition is completed and will include independent appraisals and the results of SPX's strategic review to determine fair values. SPX management believes the preliminary allocations of the purchase price are reasonable based upon currently available information, but the allocations could change materially upon completion of the appraisals and strategic review. UDI's financial position and results of operations will not be included in SPX's consolidated financial statements prior to the date the UDI acquisition is completed.

     Following the consummation of the UDI acquisition, SPX will be finalizing its strategic review of UDI's businesses and its plans to integrate the operations of UDI. The pro forma combined condensed financial statements and data do not give effect to any additional integration or restructuring costs that are likely to result from that review and the finalization of those plans. We expect that the integration and rationalization of the operations of UDI will include certain costs that in turn will be treated as additional purchase consideration or result in a charge to earnings of the combined company. Any additional purchase consideration or a charge to earnings, which cannot now be quantified fully, is likely to be material and would either adjust the purchase accounting or be recognized as a charge to earnings in the period in which such a charge occurs. These costs may include severance and related employee benefits costs, costs to close or consolidate facilities, including environmental costs in connection therewith, integration costs, relocation and moving costs, training costs, environmental costs generally associated with previously identified environmental issues and gains or losses on business divestitures, among others. Additionally, the pro forma combined condensed financial statements do not give effect to any cost savings that could result from the combination of SPX and UDI. The pro forma combined condensed balance sheet includes the estimated costs associated with change of control agreements associated with UDI management. The pro forma combined condensed income statement does not reflect a charge for this cost as it is non-recurring and has no continuing impact.

     The pro forma combined condensed financial statements are intended for information purposes only, and do not purport to represent what SPX's results of continuing operations or financial position would actually have been had the UDI acquisition in fact occurred on January 1, 2000 for the statement of income and on December 31, 2000 for the balance sheet, or project the results for any future date or period. Upon completion of the UDI acquisition, the actual financial position and results of operations of SPX may differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the date of the pro forma combined condensed financial statements and the date on which the UDI acquisition is completed and thereafter, as well as the factors discussed under "Risk Factors."

     In the pro forma combined condensed financial statements, SPX's historical information for the year ended December 31, 2000 was derived from audited financial statements of SPX. UDI's historical information for the year ended December 31, 2000 was derived from audited financial statements of UDI.

            PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME OF SPX
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                  (UNAUDITED)

                                                UDI            ADJUST          UDI
                                SPX         HISTORICAL         UDI TO      HISTORICAL     PRO FORMA       PRO
                             HISTORICAL   (CANADIAN GAAP)   U.S. GAAP(1)   (U.S. GAAP)   ADJUSTMENTS     FORMA
                             ----------   ---------------   ------------   -----------   -----------    --------
                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues...................   $2,678.9       $2,366.2          $  --        $2,366.2       $   --       $5,045.1
Cost of sales..............    1,776.7        1,648.6             --         1,648.6          5.0(2)     3,430.3
Selling, general and
  administrative
  expenses.................      495.2          492.4           (0.4)          492.0          2.8(2)       985.7
                                                                                             (4.3)(5)
Goodwill/intangible
  amortization.............       40.0           27.7             --            27.7         16.8(2)        80.5
                                                                                             (4.0)(2)
Special charges............       90.9           43.8             --            43.8           --          134.7
                              --------       --------          -----        --------       ------       --------
Operating income...........      276.1          153.7            0.4           154.1        (16.3)         413.9
Interest expense, net......      (95.0)         (50.0)            --           (50.0)       (26.4)(3)     (171.4)
Loss on sale of
  businesses...............         --           (1.2)            --            (1.2)          --           (1.2)
Other income (expense).....       22.2           (8.7)            --            (8.7)          --           13.5
Gain on issuance of Inrange
  stock....................       98.0             --             --              --           --           98.0
Equity in earnings of
  EGS......................       34.3             --             --              --           --           34.3
                              --------       --------          -----        --------       ------       --------
Income before income
  taxes....................      335.6           93.8            0.4            94.2        (42.7)         387.1
Income tax (expense)
  benefit..................     (137.3)         (37.3)           2.4           (34.9)        (2.0)        (174.2)(4)
                              --------       --------          -----        --------       ------       --------
Income before extraordinary
  item.....................   $  198.3       $   56.5          $ 2.8        $   59.3       $(44.7)      $  212.9
                              ========       ========          =====        ========       ======       ========
Income before extraordinary
  item:
  Basic....................   $   6.44                                                                  $   5.32
  Diluted..................       6.25                                                                      5.20
Weighted average number of
  common shares:
  Basic....................     30.796                                                      9.208         40.004
  Diluted..................     31.751                                                      9.226         40.977

Note: The accompanying notes are an integral part of the pro forma combined condensed statement of income.

        NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME OF SPX

(1)Reflects adjustments to UDI's Canadian GAAP based financial statements to U.S. GAAP (see note 13 to UDI's consolidated financial statements).

(2)These pro forma adjustments reflect the impact of the allocation of the excess purchase price to the assets and liabilities of UDI. The following table reflects the pro forma impact of the purchase accounting adjustments on the pro forma combined condensed financial statements:

                                                        SELLING,
                                             COST OF    GENERAL &     INTANGIBLE     GOODWILL
                                              SALES      ADMIN.      AMORTIZATION    CHARGES
                                             -------    ---------    ------------    --------
                                                              (IN MILLIONS)
Additional depreciation....................   $5.0        $2.2          $  --         $   --
Pension and other benefits expense
  adjustment...............................     --         0.6             --             --
Intangible amortization -- previously
  recorded.................................     --          --           (3.2)            --
Intangible amortization on transaction.....     --          --           20.0             --
Goodwill amortization -- previously
  recorded.................................     --          --             --          (24.5)
Goodwill amortization on transaction.......     --          --             --           20.5
                                              ----        ----          -----         ------
Pro forma adjustment year ended December
  31, 2000.................................   $5.0        $2.8          $16.8         $ (4.0)
                                              ====        ====          =====         ======

   The pro forma assumes the following lives for each of the purchase accounting adjustments; fixed assets from 10 to 25 years, intangible assets over an average of 15 years, and goodwill as 40 years.

(3)This pro forma adjustment reflects the amount necessary to estimate consolidated interest expense, net, as if the refinancing of the UDI debt and the elimination of UDI's agreement to sell accounts receivable had occurred as of January 1, 2000. The consolidated interest expense has been computed on an assumption that the refinancing will occur under the amendments to the senior credit facility, through the issuance of the LYONs and through the issuance of the May LYONs (excluding the over-allotment). Average borrowings under the credit agreement of $1,850.1 million assumed an interest rate at LIBOR plus a weighted average premium of 2.5% (9.0% was used), LYONs borrowings of $576.1 million assumed an interest rate of 2.75% and the May LYONs assumed an interest rate of 2.75%. Interest income netted against interest expense included historical amounts from both companies and assumed interest income on LYONs proceeds, net of the amount to pay down the company's revolving loan. The debt issuance costs are amortized over the life of the related debt. If the assumed interest rate on the senior credit facility increased by 1/8%, the impact would decrease net income by $1.8 million for the year ended December 31, 2000.

(4)The pro forma consolidated effective income tax rate is estimated to be 45.0%. The pro forma consolidated effective income tax rate is higher than either of the combined companies due to the impact of estimated non deductible goodwill amortization and increases in foreign income tax rates due to the UDI acquisition.

(5)This pro forma adjustment reflects the termination of UDI's sale of certain qualifying accounts receivable to a financial institution.

               PRO FORMA COMBINED CONDENSED BALANCE SHEET OF SPX
                            AS OF DECEMBER 31, 2000
                                  (UNAUDITED)

                                               UDI            ADJUST          UDI
                               SPX         HISTORICAL         UDI TO      HISTORICAL     PRO FORMA
                            HISTORICAL   (CANADIAN GAAP)   U.S. GAAP(1)   (U.S. GAAP)   ADJUSTMENTS    PRO FORMA
                            ----------   ---------------   ------------   -----------   -----------    ---------
                                                               (IN MILLIONS)
ASSETS:
Cash and equivalents......   $   73.7       $  101.4          $  --        $  101.4      $ (876.2)(4)  $  546.7
                                                                                            576.1 (5)
                                                                                            830.0 (6)
                                                                                            220.1 (7)
                                                                                           (220.0)(8)
                                                                                           (158.4)(2)
Other current assets......      989.2          841.2             --           841.2          65.0 (3)   1,895.4
Fixed assets, net.........      492.0          342.3             --           342.3         124.0 (2)     958.3
Goodwill and other
  intangible assets,
  net.....................    1,211.8          929.4            3.0           932.4        (932.4)(2)   2,334.1
                                                                                          1,122.3 (2)
Other assets..............      397.9          111.1            2.0           113.1          28.5 (2)     539.5
                             --------       --------          -----        --------      --------      --------
Total assets..............   $3,164.6       $2,325.4          $ 5.0        $2,330.4      $  779.0      $6,274.0
                             ========       ========          =====        ========      ========      ========
LIABILITIES AND
  SHAREHOLDERS' EQUITY:
Notes payable and current
  portion of long-term
  debt....................   $     --       $  152.9          $  --        $  152.9      $ (152.9)(4)  $     --
Other current
  liabilities.............      637.1          392.6           (1.0)          391.6            --       1,028.7
Other long-term
  liabilities.............      623.7          199.8            6.0           205.8         173.1 (2)   1,002.6
Long-term debt............    1,295.6          658.3             --           658.3          65.0 (3)   2,701.8
                                                                                           (723.3)(4)
                                                                                            576.1 (5)
                                                                                            830.0 (6)
                                                                                            220.1 (7)
                                                                                           (220.0)(8)
Total shareholders'
  equity..................      608.2          921.8             --           921.8        (921.8)(2)   1,540.9
                                   --             --             --              --         932.7 (2)        --
                             --------       --------          -----        --------      --------      --------
Total liabilities and
  shareholders' equity....   $3,164.6       $2,325.4          $ 5.0        $2,330.4      $  779.0      $6,274.0
                             ========       ========          =====        ========      ========      ========

  Note: The accompanying notes are an integral part of the pro forma combined condensed balance sheet.

           NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET OF SPX

(1)Reflects adjustments to UDI's Canadian GAAP-based financial statements to U.S. GAAP (see note 13 to UDI's Consolidated Financial Statements incorporated by reference herein).

(2)This pro forma adjustment reflects the purchase price of UDI and the estimated allocation of the excess purchase price to the assets and liabilities of UDI. The purchase price was computed as follows (in millions, except for the exchange ratio):

UDI's Market Value:
  Shares of UDI outstanding.................................   39.135
  Exchange ratio............................................   0.2353
                                                              -------
  SPX common stock to be issued.............................    9.208
  Market value per share of SPX common stock................  $ 96.44
  Market value of SPX common stock to be issued.............  $ 888.1
  Market value of SPX options to be issued..................     44.6
                                                              -------
UDI market value (to shareholders' equity)..................  $ 932.7
UDI shareholders' equity at December 31, 2000...............   (921.8)
Estimated transaction fees, refinancing related fees, and
  change of control payments, net of tax (included as use of
  cash in pro forma)........................................    158.4
                                                              -------
Excess purchase price.......................................  $ 169.3
                                                              =======

    The estimated excess purchase price has been allocated to the assets and liabilities assumed of UDI as follows (in millions):

Fixed assets, net...........................................  $ 124.0
Other assets (pension, deferred financing fees, deferred tax
  assets)...................................................     28.5
Goodwill and intangible assets (previously recorded)........   (932.4)
Goodwill....................................................    822.3
Other intangible assets.....................................    300.0
Other long-term liabilities (other benefit obligations,
  deferred tax liabilities).................................   (173.1)
                                                              -------
Excess purchase price.......................................  $ 169.3
                                                              =======

    The estimated purchase price was allocated to the assets and liabilities assumed of UDI based on SPX management's current estimate of their fair market values. The final allocation of the purchase price to the assets and liabilities assumed will not be completed until after the UDI acquisition is completed and will include independent appraisals and the results of SPX's strategic review to determine fair values. SPX management believes the preliminary allocations of the purchase price are reasonable based upon currently available information, but the allocations could change materially upon completion of the appraisals and strategic review.

    Fixed assets, net, reflects the adjustment to estimated fair value of these assets. Other assets represents the adjustment of pension assets to the fair market value of plan assets less the projected benefit obligation, adjusting deferred financing costs due to the refinancing of the UDI debt, and adjusting deferred tax assets affected by the UDI acquisition. Goodwill and intangible assets (previously recorded) reflects the elimination of goodwill and intangible assets included in UDI's historical balance sheet. Goodwill reflects the amount of excess purchase price remaining after allocations to all other assets and liabilities. Other intangible assets reflects the estimated fair value of intangibles such as patents, trademarks, assembled workforce, and acquired technology. Other long-term liabilities reflects the adjustment of other benefit liabilities to the projected benefit obligation and adjusting deferred tax liabilities related to the purchase price allocations.

(3)This pro forma adjustment reflects the termination of UDI's sale of certain qualifying accounts receivable to a financial institution.

(4)Reflects the payment of UDI indebtedness consisting of UDI's reported total debt of $811.2 million and $65.0 million related to UDI's sale of certain qualifying accounts receivable to a financial institution.

(5)Reflects the issuance of $576.1 million of LYONs as if they had been issued on December 31, 2000.

(6)Reflects the total Tranche C borrowings on the credit facility, $300.0 million during the first quarter of 2001 and $530.0 million in connection with the UDI acquisition.

(7)Reflects the issuance of the May LYONs. Does not give effect to $35.0 million face amount at maturity ($20.3 million issue price) of May LYONs issued pursuant to the over-allotment option.

(8)To reduce the pro forma revolving loan balance to zero.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following data are qualified in their entirety by the financial statements of SPX and other information incorporated herein by reference. The financial data as of and for each of the years in the three-year period ended December 31, 2000 have been derived from the audited financial statements of SPX. The financial data as of and for the three-month periods ended March 31, 2000 and March 31, 2001 have been derived from unaudited consolidated financial statements of SPX. In the opinion of management, the unaudited information reflects all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the results for such period. Our results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 2001.

     The financial information below is only a summary. It should be read in conjunction with the financial statements and related notes contained in the annual, quarterly and other reports filed by us with the SEC. See "Where You Can Find More Information."

                                                                              THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,              MARCH 31,
                                         --------------------------------    --------------------
                                           1998        1999        2000        2000        2001
                                         --------    --------    --------    --------    --------
                                            (IN MILLIONS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(1)
Revenues...............................  $1,825.4    $2,712.3    $2,678.9    $  627.8    $  680.4
Cost of goods sold(2)..................   1,271.9     1,809.8     1,776.7       421.6       463.3
Gross profit...........................     553.5       902.5       902.2       206.2       217.1
Operating expenses(2)..................     491.3       550.7       535.2       129.0       140.1
Special charges(3).....................     101.7        38.4        90.9          --         3.4
                                         --------    --------    --------    --------    --------
Operating income (loss)................     (39.5)      313.4       276.1        77.2        73.6
Gain on issuance of Inrange stock(4)...        --          --        98.0          --          --
Other (expense) income, net(5).........      (0.5)       64.3        22.2        (0.1)        1.7
Equity in earnings of EGS(6)...........      40.2        34.7        34.3         9.3         9.4
Interest expense, net(7)...............     (45.1)     (117.6)      (95.0)      (22.3)      (24.7)
                                         --------    --------    --------    --------    --------
Income (loss) before income taxes......     (44.9)      294.8       335.6        64.1        60.0
Income taxes...........................       3.2      (187.3)     (137.3)      (26.3)      (24.6)
                                         --------    --------    --------    --------    --------
Income (loss) before extraordinary
  items................................     (41.7)      107.5       198.3        37.8        35.4
Extraordinary item, net of tax(8)......        --        (6.0)       (8.8)       (8.8)         --
                                         --------    --------    --------    --------    --------
Net income.............................  $  (41.7)   $  101.5    $  189.5    $   29.0    $   35.4
                                         ========    ========    ========    ========    ========
Income (loss) per share from continuing
  operations:
  Basic................................  $  (1.94)   $   3.50    $   6.44    $   1.22    $   1.17
  Diluted..............................  $  (1.94)   $   3.46    $   6.25    $   1.20    $   1.14
Weighted average number of common
  shares outstanding:
  Basic................................      21.5        30.8        30.8        30.9        30.3
  Diluted..............................      21.5        31.1        31.8        31.6        31.0
Dividends paid(9)......................  $  820.7          --          --          --          --

OTHER FINANCIAL DATA(1)
EBITDA(10).............................     279.5       489.5       523.5       113.2       119.3
Capital expenditures...................      69.2       102.0       123.3        29.6        33.0
Depreciation and amortization..........      69.4       105.4       110.9        26.8        31.2
Ratio of earnings to fixed
  charges(11)..........................      (0.3)        1.8         3.0         3.5         3.3

                                                AS OF DECEMBER 31,             AS OF MARCH 31,
                                         --------------------------------    --------------------
                                           1998        1999        2000        2000        2001
                                         --------    --------    --------    --------    --------
                                                              (IN MILLIONS)
BALANCE SHEET DATA(1)
Cash and cash equivalents..............  $   70.3    $   78.8    $   73.7    $   32.6    $  562.9
Working capital........................     296.3       319.3       425.8       271.9       981.6
Total assets...........................   2,968.3     2,846.0     3,164.6     2,942.5     3,812.8
Total debt.............................   1,515.6     1,114.7     1,295.6     1,258.7     1,926.4
Other long-term obligations............     431.9       521.8       595.5       525.7       584.4
Shareholders' equity...................     390.5       552.3       608.2       549.7       662.4

---------------
 (1)On October 6, 1998, SPX completed the merger of SPX and General Signal, which was accounted for as a reverse acquisition whereby General Signal was treated as the acquiror and we were treated as the acquiree. See Note 2 of the SPX consolidated financial statements for further discussion.

 (2)In 1998, we recorded $108.2 million of other one-time charges related to the General Signal merger, restructuring and the termination of a plan to spin-off Inrange Technologies. These charges were classified as $60.4 million in cost of goods sold and $47.8 million in operating expenses.

    In 2000, we recorded a charge of $12.3 million against cost of goods sold for discontinued product lines associated with restructuring and other product charges primarily within the services solution segment.

    See Note 4 of the SPX consolidated financial statements for further discussion of the charges.

 (3)In the fourth quarter of 1998, we recorded special charges of $101.7 million, which included $69.3 million of costs associated with closing the former General Signal corporate office and $32.4 million of restructuring costs related to General Signal Corporation operations.

    In 1999, we recorded special charges of $38.4 million associated with restructuring actions initiated throughout the businesses.

    In 2000, we recorded special charges of $90.9 million primarily associated with restructuring initiatives to consolidate manufacturing facilities, rationalize certain product lines and asset impairments.

    In the first quarter of 2001, we recorded special charges of $3.4 million primarily consisting of an intangible writedown and restructuring actions.

    See Note 4 of the SPX consolidated financial statements for further discussion of fiscal year special charges.

 (4)In 2000, Inrange Technologies, a subsidiary of SPX, issued 8,855,000 shares of its class B common stock for cash in an initial public offering. Accordingly, we recorded a $98.0 million pretax gain. See Note 5 to the SPX consolidated financial statements for further discussion.

 (5)In 1999, we recorded pretax gains of $23.8 million associated with the divestiture of Best Power and $29.0 million associated with the divestiture of Dual-Lite and an investment in a Japanese joint venture. Additionally, in 1999 we recorded a pretax gain of $13.9 million on the sale of marketable securities.

    In 2000, we recorded a $23.2 million pretax gain on the settlement of a patent infringement suit against American Power Conversion Corporation. See
    Note 15 to the SPX consolidated financial statements for further discussion.

 (6)These amounts represent our share of the earnings of EGS Electrical Group LLC, a joint venture between SPX and Emerson Electric Co. See Note 9 to the SPX consolidated financial statements for further discussion.

 (7)The increase in interest expense in 1998 relates to the General Signal merger, completed on October 6, 1998. See Notes 2 and 13 to the SPX consolidated financial statements for further discussion.

 (8)In 1999 and 2000, we recorded losses on early extinguishment of debt of $6.0 million after tax and $8.8 million after tax, respectively.

 (9)Includes $784.2 million which was the cash portion of the consideration paid in the General Signal merger in 1998 which was treated as a special dividend for accounting purposes and cash dividends paid by General Signal prior to the merger. We have not paid dividends since 1997, and we do not intend to pay dividends on our common stock. We have determined that for the foreseeable future, any distribution of earnings will be in the form of open market purchases when deemed appropriate by management and the board of directors.

(10)EBITDA represents income (loss) before extraordinary items before interest expense, income taxes, depreciation, amortization, and special charges, other charges and other unusual charges and gains described in notes 2 through 5 above. We believe EBITDA information enhances an investor's understanding of a company's ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. However, there may be a contractual, legal, economic or other reasons which may prevent us from satisfying principal and interest obligations with respect to our indebtedness and may require us to allocate funds for other purposes. EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operating activities as determined by U.S. generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. The following table illustrates the computation of EBITDA for each period:

                                                                        THREE MONTHS
                                         YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                       ---------------------------    ----------------
                                        1998      1999      2000       2000      2001
                                       ------    ------    -------    ------    ------
                                                        (IN MILLIONS)
 Income (loss) before extraordinary
   items.............................  $(41.7)   $107.5    $ 198.3    $ 37.8    $ 35.4
 Interest expense, net...............    45.1     117.6       95.0      22.3      24.7
 Income tax expense (benefit)........    (3.2)    187.3      137.3      26.3      24.6
 Depreciation and amortization.......    69.4     105.4      110.9      26.8      31.2
 Other charges (note 2)..............   108.2        --       12.3        --        --
 Special charges (note 3)............   101.7      38.4       90.9        --       3.4
 Unusual charges (gains) (notes 4 and
   5)................................      --     (66.7)    (121.2)       --        --
                                       ------    ------    -------    ------    ------
 EBITDA..............................  $279.5    $489.5    $ 523.5    $113.2    $119.3
                                       ======    ======    =======    ======    ======

(11)For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before extraordinary items and fixed charges. Fixed charges include net interest expense and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor. For the fiscal year ended December 31, 1998, earnings were not sufficient to cover fixed charges by approximately $42.0 million.

                                  THE COMPANY

     We are a global provider of technical products and systems, industrial products and services, and service solutions. We offer a diversified collection of products that include networking and switching products, fire detection and building life-safety products, TV and radio broadcast antennas and towers, transformers, substations, vehicle components and industrial mixers and valves. Our products and services also include specialty service tools, diagnostic systems, service equipment and technical information services. Our products are used by a broad group of customers that serve a diverse group of industries including chemical processing, pharmaceuticals, infrastructure, mineral processing, petrochemical, telecommunications, financial services, transportation and power generation. We have over 14,000 employees worldwide with operations in 19 countries.

THE UDI ACQUISITION

     On March 10, 2001, SPX and UDI entered into a merger agreement for the acquisition of UDI by an indirect wholly owned subsidiary of SPX. UDI manufactures proprietary engineered products for sale primarily to industrial and commercial markets worldwide. Total consideration for the transaction, including transaction costs, change of control costs and refinancing of UDI debt, will be approximately $1.9 billion. Under the terms of the merger agreement between SPX and UDI, UDI common shares will be exchanged for SPX common stock at an exchange ratio of 0.2353 of a share of SPX common stock for each UDI common share, together with a fractional interest in one share of the entity resulting from the merger, which will be promptly redeemed for the same fractional interest in one share of SPX common stock (which in turn will be redeemed for cash along with any other fractional interests in SPX shares received by the UDI shareholder in the transaction). In connection with the acquisition, SPX will refinance approximately $876.2 million of UDI debt. The acquisition of UDI is subject to a number of conditions, including, among other things, approval by UDI shareholders, approval of the Ontario Superior Court of Justice and regulatory approval in a number of jurisdictions. The transaction is expected to close on or about May 24, 2001. UDI is publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "UDI." For the year ended December 31, 2000, UDI had sales of approximately $2.4 billion.

OPERATING SEGMENTS OF THE COMBINED COMPANY

     Following the UDI acquisition, if consummated, our products will be offered through four operating segments: Technical Products and Systems, Industrial Products and Services, Flow Technology and Service Solutions.

     Technical Products and Systems. The Technical Products and Systems segment will be focused on solving customer problems with complete technology-based systems. The emphasis is on growth through investment in new technology, new product introduction, alliances and acquisitions. This segment includes the SPX operating units that design and manufacture networking and switching products for storage, data and telecommunications networks, fire detection and integrated building life-safety systems, TV and radio transmission systems, automated fare collection systems, and laboratory and industrial ovens and freezers. UDI businesses that provide a strong fit to this segment include units that design and manufacture electrical test and measurement solutions, cable and pipe locating devices, laboratory testing chambers, industrial ovens and electrodynamic shakers.

     Industrial Products and Services. The Industrial Products and Services segment will emphasize introducing new related services and products, as well as focusing on the replacement parts and service elements of the segment. This segment will include the SPX operations that design, manufacture and market power transformers used by electrical utilities and heavy industries, hydraulic systems, electric motors and material handling systems. Also included in this segment are the units that provide high-integrity aluminum and magnesium die-castings, forgings, automatic transmission filters for original equipment manufacturers, or OEMs, and small engine filters, and other industrial filtration products for OEMs and after market customers. Combined with these businesses will be the UDI air filtration and dehydration equipment business and the specialty engineered products businesses which manufacture dock equipment, material handling devices and electric resistance heaters as well as the UDI machinery businesses which design and manufacture soil, asphalt and landfill compactors and specialty farm machinery.

     Flow Technology. The businesses in the Flow Technology segment will design, manufacture and market solutions and products that are used to process or transport fluids and in heat transfer applications. This segment will combine the SPX and UDI units that produce pumps, valves, cooling towers, boilers, leak detection equipment and mixers. Major markets include the petroleum, chemical, food and beverage, pharmaceutical, power generation, HVAC/R and other processing industries.

     Service Solutions. Service Solutions will include operations that design, manufacture and market a wide range of specialty service tools, hand-held diagnostic systems and service equipment, inspection gauging systems, precision scales and technical and training information, primarily to the motor vehicle industry. Major customers are franchised dealers of motor vehicle manufacturers, aftermarket vehicle service facilities and independent distributors. The Service Solutions segment will include four operating units: Diagnostic Systems and Service Equipment, Specialty Tools, and Technical Information and Other Services from SPX and the Advanced Industrial Technologies division from UDI.

AMENDMENT TO SPX'S SENIOR CREDIT FACILITY

     In connection with the UDI acquisition, we expect to amend and restate our senior credit facility to provide for a $530.0 million increase to the Tranche C term loan facility, to provide for a $50.0 million multicurrency facility and to provide for an increase, at SPX's option and with the consent of only the affected lenders, of the revolving credit facility and/or the multicurrency facility by an amount of up to $50.0 million. After giving effect to the amendment and restatement, but without the exercise of the $50.0 million option, the senior credit facility will provide for an aggregate amount of $1.798 billion of term loans and $550.0 million of revolving credit loans. If the UDI transaction is not consummated, the foregoing changes will not be made.

     See "Summary -- Recent Developments" for a description of recent developments related to our business.

     Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SPW."

                              DESCRIPTION OF LYONS

     We issued the LYONs under a senior indenture dated as of February 6, 2001, between us and The Chase Manhattan Bank, as trustee. The following summarizes the material provisions of the LYONs and the indenture. The following summary is not complete and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," "our" or "SPX" do not include any current or future subsidiary of SPX.

GENERAL

     On February 6, 2001, we issued $865,000,000 aggregate principal amount at maturity of the LYONs in a private placement. On February 16, 2001, we issued $129,750,000 aggregate principal amount at maturity of the LYONs upon exercise by Merrill Lynch of its over-allotment option. The LYONs mature on February 6, 2021. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     We issued the LYONs at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic payments of interest on the LYONs. Each LYON was issued at an issue price of $579.12 per LYON. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. Original issue discount began to accrue as of February 6,

2001, the deemed issue date of the LYONs, including for the LYONs issued upon exercise of Merrill Lynch's over-allotment option.

     The LYONs are debt instruments subject to the contingent payment debt regulations. The LYONs are issued with original issue discount for United States federal income tax purposes. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders will be required to include accrued tax original issue discount in their gross income for United States federal income tax purposes. The rate at which the tax original issue discount will accrue will exceed the stated yield of 2.75% for the accrued original issue discount described above. See "Certain United States Federal Income Tax Consequences."

     Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON will cause original issue discount and interest, if any, to cease to accrue on such LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

     LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee.

RANKING OF LYONS

     The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness.

     The LYONs are obligations exclusively of SPX. We conduct a substantial portion of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon our liquidation or reorganization, and, as a result, the right of the holders of the LYONs to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In particular, substantially all of our subsidiaries guarantee all of our obligations under our credit agreement. Our indebtedness under the credit facility will be significantly increased as a result of the UDI acquisition. See "Risk Factors -- Risks Relating to this Offering -- The LYONs will be structurally subordinated and -- Risks Relating to Our Business -- Our leverage may affect our business and may restrict our operating flexibility." This may affect your ability to receive payments on the LYONs.

     Borrowings under our credit facility are secured by substantially all of our assets and the LYONs do not restrict the incurrence of additional secured indebtedness. If we become insolvent or are liquidated, or payment under our secured indebtedness is accelerated, the lenders under our secured indebtedness would be entitled to exercise the remedies under the secured indebtedness as secured lenders under applicable law and will have a claim on the collateral that would rank senior to the holders of the LYONs. The liquidation value of our assets remaining after payment of such secured indebtedness may not be sufficient to repay in full our unsecured indebtedness, including the LYONs. See "Risk Factors -- Risks Relating to Our Business -- The LYONs will not be secured by our assets."

CONVERSION RIGHTS

     The initial conversion rate is 4.8116 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date.

     Conversion Based on Common Stock Price. Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter commencing after March 31, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 135% and declining .3125% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon conversion of a LYON on that day.

     The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters. These prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective calendar quarter. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter and the applicable percentage declines by .3125% per quarter. The conversion trigger price for the calendar quarter beginning January 1, 2021 is $228.66.

                                                        (1)                         (3)
                                                      ACCRETED                   CONVERSION
                                                     CONVERSION       (2)         TRIGGER
                                                       PRICE       APPLICABLE      PRICE
QUARTER*                                             PER SHARE     PERCENTAGE     (1)X(2)
--------                                             ----------    ----------    ----------
2001
  Second Quarter...................................   $120.86       135.0000%     $163.17
  Third Quarter....................................    121.69       134.6875%      163.90
  Fourth Quarter...................................    122.53       134.3750%      164.65
2002
  First Quarter....................................    123.37       134.0625%      165.39
  Second Quarter...................................    124.21       133.7500%      166.13
  Third Quarter....................................    125.06       133.4375%      166.88
  Fourth Quarter...................................    125.92       133.1250%      167.63
2003
  First Quarter....................................    126.78       132.8125%      168.38
  Second Quarter...................................    127.65       132.5000%      169.14
  Third Quarter....................................    128.52       132.1875%      169.89
  Fourth Quarter...................................    129.41       131.8750%      170.65
2004
  First Quarter....................................    130.29       131.5625%      171.42
  Second Quarter...................................    131.19       131.2500%      172.18
  Third Quarter....................................    132.08       130.9375%      173.95
  Fourth Quarter...................................    132.99       130.6250%      173.72
2005
  First Quarter....................................    133.90       130.3125%      174.49
  Second Quarter...................................    134.82       130.0000%      175.26
  Third Quarter....................................    135.74       129.6875%      176.04
  Fourth Quarter...................................    136.67       129.3750%      176.82
2006
  First Quarter....................................    137.61       129.0625%      177.60

---------------
* This table assumes no events have occurred that would require an adjustment to the conversion rate.

     Conversion Based on Credit Ratings. Holders may also surrender a LYON for conversion during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is B3 or B-, respectively, or lower.

     Conversion Upon Notice of Redemption. A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

     Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange pursuant to which the shares of common stock of the company would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of SPX or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a Change in Control, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "-- Change in Control Permits Purchase of LYONs by SPX at the Option of the Holder."

     On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, contingent interest or semi-annual interest. Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

     - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

     As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited. LYONs that are exchanged will remain outstanding with the same terms as were in effect before the exchange.

     If contingent or semi-annual interest is payable to holders of LYONs during any particular six-month period, and such LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, holders of such LYONs at the close of business on the accrual or record date will receive the contingent or semi-annual interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion and such LYONs upon surrender must be accompanied by funds equal to the amount of contingent or semi-annual interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

     The conversion rate will not be adjusted for accrued original issue discount or any contingent interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

     To convert a LYON into shares of common stock, a holder must:

     - complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

     - surrender the LYON to the conversion agent;

     - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

     Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

     The conversion rate will be adjusted for:

     - dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of SPX;

     - subdivisions, combinations or certain reclassifications of shares of our common stock;

     - distributions to all holders of shares of common stock of certain rights to purchase shares of common stock for a period expiring within 60 days at less than the sale price at the time; and

     - distributions to all holders of our shares of common stock of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours) or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or other distribution).

     In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

     In the event we elect to make a distribution described in the third or fourth bullet of the second preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, the Company will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until the Company announces that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

     The indenture permits us to increase the conversion rate from time to time.

     Our rights plan provides that each share of common stock issued upon conversion of LYONs at any time prior to the distribution of separate certificates representing our rights will be entitled to receive such rights. There shall not be any adjustment to the conversion privilege or conversion rate as a result of such rights, the distribution of separate certificates representing rights, the exercise or redemption of such rights in accordance with any such rights, or the termination or invalidation of such rights. See "Description of Our Capital Stock -- Rights Plan."

     In the event of:

     - a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

     - an increase in the conversion rate at our discretion,

the holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See "Certain United States Federal Income Tax Consequences -- Constructive Dividends."

     Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the foregoing provisions, we will issue a press release and publish such information on our website on the World Wide Web.

CONTINGENT INTEREST

     Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from February 6 to August 5 and from August 6 to February 5, commencing February 6, 2006, if the average market price of a LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. See "-- Redemption of LYONs at the Option of SPX" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a LYON will be the five trading days ending on the second trading day immediately preceding such record date. The amount of contingent interest payable per LYON in respect of any quarterly period will equal the greater of .0625% of such average market price of a LYON for the five trading day period referred to above or the regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON.

     Contingent interest, if any, will accrue and be payable to holders of LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holders of LYONs as of the record date for the related common stock dividend. Such payments will be paid on the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, on the payment date of the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

     Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our Board as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends. Since the first quarter of 1997, we have not paid, and we do not intend in the future to pay, dividends on our common stock.

     The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

     - at least three such bids are not obtained by the bid solicitation agent;
       or

     - in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs,

then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

     The bid solicitation agent will initially be The Chase Manhattan Bank. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

     Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our web site on the World Wide Web.

REDEMPTION OF LYONS AT THE OPTION OF SPX

     No sinking fund is provided for the LYONs. Prior to February 6, 2006, we cannot redeem the LYONs at our option. Beginning on February 6, 2006, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of LYONs.

     The table below shows redemption prices of a LYON on February 6, 2006, at each February 6 thereafter prior to maturity and at maturity on February 6, 2021. These prices reflect the issue price plus accrued original issue discount to the redemption date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the preceding date in the table.

                                                         (1)          (2)          (3)
                                                                    ACCRUED
                                                                    ORIGINAL    REDEMPTION
                                                        LYON         ISSUE        PRICE
REDEMPTION DATE                                      ISSUE PRICE    DISCOUNT    (1) + (2)
---------------                                      -----------    --------    ----------
  February 6,
  2006.............................................    $579.12      $ 84.74     $  663.86
  2007.............................................     579.12       103.12        682.24
  2008.............................................     579.12       122.01        701.13
  2009.............................................     579.12       141.43        720.55
  2010.............................................     579.12       161.38        740.50
  2011.............................................     579.12       181.88        761.00
  2012.............................................     579.12       202.95        782.07
  2013.............................................     579.12       224.60        803.72
  2014.............................................     579.12       246.86        825.98
  2015.............................................     579.12       269.73        848.85
  2016.............................................     579.12       293.23        872.35
  2017.............................................     579.12       317.39        896.51
  2018.............................................     579.12       342.21        921.33
  2019.............................................     579.12       367.72        946.84
  2020.............................................     579.12       393.94        973.06
  At stated maturity...............................     579.12       420.88      1,000.00

     If we convert the LYONs to semi-annual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion to the redemption date. In no event will we have the option to redeem the LYONs or notes prior to February 6, 2006. See "-- Optional Conversion to Semi-annual Coupon Notes Upon Tax Event."

     If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     On February 6, 2004, February 6, 2006, and February 6, 2011, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date.

     The purchase price of a LYON will be:

     - $628.57 per LYON on February 6, 2004;

     - $663.86 per LYON on February 6, 2006; and

     - $761.00 per LYON on February 6, 2011.

     The purchase prices shown above are equal to the issue price plus accrued original issue discount to the purchase date. We may, at our option, elect to pay the purchase price in cash, shares of common stock or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

     If, prior to a purchase date, we have converted the LYONs to semi-annual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount of the notes, plus accrued and unpaid interest from the date of the conversion to the purchase date. See "-- Optional Conversion to Semi-annual Coupon Notes Upon Tax Event."

     We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to purchase their LYONs.

     The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

     - the certificate numbers of the holder's LYONs to be delivered for purchase;

     - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates; or

          (2) to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the fourth bullet point of the immediately preceding paragraph, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

     A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

     - the principal amount at maturity of the LYONs being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

     We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption."

     The "market price" of our common stock means the average of the sale prices of the common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

     The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated.

     Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will issue a press release and publish such information on our web site on the World Wide Web.

     In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will be required to pay the purchase price of the LYONs of the holder entirely in cash. See "Certain United States Federal Income Tax Consequences -- Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

     If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

     Our ability to purchase LYONs with cash is currently limited by our credit facility and may be limited by the terms of other borrowing agreements to which we may later be subject. See "Risk Factors -- We may not have the ability to raise the funds necessary to finance the purchase of LYONs at the option of the holders or in a change in control repurchase" and "Description of Other Indebtedness."

     We may not purchase any LYONs for cash at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS BY SPX AT THE OPTION OF THE HOLDER

     In the event of a change in control occurring on or prior to February 6, 2006, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price plus accrued original issue discount to the purchase date. We will be required to purchase the LYONs no later than 35 business days after the occurrence of such change in control but in no event prior to the date on which such change in control occurs. We refer to this date in this prospectus as the "change in control purchase date."

     If, prior to a change in control purchase date we have converted the LYONs to semi-annual coupon notes following the occurrence of a Tax Event, we will be required to purchase the notes at a price equal to the restated principal amount plus accrued and unpaid interest to the change in control purchase date.

     Not less than 20 business days before the change in control purchase date, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

     - the events causing a change in control;

     - the date of such change in control;

     - the last date on which a holder may exercise the purchase right;

     - the change in control purchase price;

     - the change in control purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate;

     - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

     - the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the change in control purchase date. The required purchase notice upon a change in control must state:

     - the certificate numbers of the LYONs to be delivered by the holder;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

     - the principal amount at maturity of the LYONs being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

     Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice.

We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

     If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

     Under the indenture, a "change in control" of SPX is deemed to have occurred at such time as:

     - any person, including its affiliates and associates, other than SPX, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange
       Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

     - there shall be consummated any share exchange, consolidation or merger of SPX pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of SPX in which the holders of the common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

     The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

     In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of SPX. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of SPX by means of a merger, tender offer, solicitation or otherwise; or

     - part of a plan by management to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

     We may not purchase LYONs at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

OPTIONAL CONVERSION TO SEMI-ANNUAL COUPON NOTES UPON TAX EVENT

     From and after the date of the occurrence of a Tax Event, we will have the option to elect to pay interest in cash in lieu of future original issue discount. Cash interest will be paid at a rate equal to 2.75% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus accrued original issue discount to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date"). Except as otherwise described in this section, the other terms of the LYONs will remain unchanged in all material respects.

     Such interest shall accrue from the option exercise date and shall be payable semi-annually on the interest payment dates of February 6 and August 6 of each year to holders of record at the close of business on the January 22 or July 22 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted, and contingent interest will cease to accrue. However, there will be no change in the holder's conversion rights.

     A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

     (1) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

     (2) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that interest (including accrued original issue discount and contingent interest, if any) payable on the LYONs either:

     - would not be deductible on a current accrual basis; or

     - would not be deductible under any other method, in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

     If a proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either:

     - deduct the interest, including accrued original issue discount and contingent interest, if any, payable on the LYONs on a current accrual basis, or

     - deduct the interest, including accrued original issue discount and contingent interest, if any, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

     The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semi-annual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Consequences -- Tax Event."

EVENTS OF DEFAULT

     The following are events of default for the LYONs:

          (1) default in payment of the principal amount at maturity (or, if the LYONs have been converted to semi-annual coupon notes following a Tax Event, the restated principal amount), redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

          (2) default in payment of any contingent interest or of interest which becomes payable after the LYONs have been converted by us into semi-annual coupon notes following the occurrence of a Tax Event, which default, in either case, continues for 30 days;

          (3) our failure to comply with any of our other agreements in the LYONs or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

          (4) (A) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of SPX for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an amount (taken together with amounts in (B)) in excess of $60 million and continuance of such failure, or (B) the acceleration of indebtedness in an amount (taken together with the amounts in (A)) in excess of $60 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of
     (A) or (B) above, for a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

          (5) certain events of bankruptcy or insolvency affecting us or certain of our subsidiaries.

     If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest (including contingent interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of SPX, the issue price of the LYONs plus the original issue discount and any contingent interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable. If the LYONs have been converted to semi-annual coupon notes following the occurrence of a Tax Event, the amount due on an acceleration will be the restated principal amount plus accrued and unpaid interest.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Information reporting will apply to payments of interest, including a payment of shares of common stock to you upon a conversion if any, made by us on, or the proceeds of the sale or other disposition or retirement of, the LYONs or dividends on shares of common stock with respect to certain noncorporate holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the holder's federal income tax, provided that the required information is provided to the IRS.

MERGER AND SALES OF ASSETS BY SPX

     The indenture provides that SPX may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

          (i) the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

          (ii) such person assumes all obligations of SPX under the LYONs and the indenture; and

          (iii) SPX or such successor person shall not immediately thereafter be in default under the indenture.

     Upon the assumption of SPX's obligations by such a person in such circumstances, subject to certain exceptions, SPX shall be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to February 6, 2006 could constitute a change in control of SPX permitting each holder to require SPX to purchase the LYONs of such holder as described above.

MODIFICATION

     We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of each holder, no supplemental indenture may:

     - alter the manner of calculation or rate of accrual of original issue discount or interest (including contingent interest) on any LYON or extend the time of payment;

     - make any LYON payable in money or securities other than that stated in the LYON;

     - change the stated maturity of any LYON;

     - reduce the principal amount at maturity, accrued original discount, redemption price, purchase price or change in control purchase price with respect to any LYON;

     - make any change that adversely affects the right of a holder to convert any LYON;

     - make any change that adversely affects the right to require us to purchase a LYON;

     - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

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

     - change the provisions in the indenture that relate to modifying or amending the indenture.

     Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

     - to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

     - to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

     - to secure our obligations in respect of the LYONs;

     - to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

     - to cure any ambiguity or inconsistency in the indenture; and

     - to make any change that does not adversely affect the rights of the holders of the LYONs.

     The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs:

     - waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

     - waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued and unpaid contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF LYONS

     We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the average market prices of the LYONs and of our common stock and amounts of contingent interest payments, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of SPX, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the LYONs are effectively subordinated to the indebtedness and other obligations of our subsidiaries and to secured obligations, to the extent of the security.

GOVERNING LAW

     The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     The Chase Manhattan Bank is the trustee, registrar, paying agent and conversion agent under the indenture for the LYONs. The Chase Manhattan Bank is also the administrative agent and a lender under our credit facility and has in the past and may in the future provide banking and other services to us or our subsidiaries in the ordinary course of their business. See "Description of Our Credit Facility."

BOOK-ENTRY SYSTEM

     The LYONs were only issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of LYONs under the global securities or the indenture. SPX and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

     The LYONs, represented by one or more global securities will be exchangeable for certificated securities with the same terms only if:

     - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and a successor depositary is not appointed by us within 90 days;

     - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

     - a default under the indenture occurs and is continuing.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                       DESCRIPTION OF OTHER INDEBTEDNESS

DESCRIPTION OF OUR CREDIT FACILITY

     The following summary of the material provisions of our credit facility is subject to, and is qualified in its entirety by reference to, the terms of our credit facility.

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

     We are a party to a credit agreement, dated as of October 6, 1998, as amended and restated as of February 10, 2000, and as further amended and restated as of January 31, 2001 (the "Existing Credit Agreement"), with the lenders party thereto, Bank One, NA, as documentation agent, and The Chase Manhattan Bank, as administrative agent. The terms of the Existing Credit Agreement provide for: (a) $500.0 million of aggregate principal amount of Tranche A term loans (the "Tranche A Term Loans"), (b) $495.0 million of aggregate principal amount of Tranche B term loans (the "Tranche B Term Loans"),
(c) $300.0 million aggregate principal amount of Tranche C term loans (the "Tranche C Term Loans"), and (d) a commitment to provide a revolving credit facility of up to $550.0 million (the "Revolving Loans").

     In connection with the UDI acquisition, the Existing Credit Agreement will be further amended and restated (the "Restated Credit Agreement"), to provide for: (a) a $530.0 million increase in the Tranche C Term Loans, (b) a commitment to provide a multicurrency revolving facility of up to $50.0 million (the "Multicurrency Loans"), and (c) an increase, at our option and with the consent of only the affected lenders, of the revolving credit facility and/or the multicurrency facility by an aggregate amount of up to $50.0 million. If the UDI acquisition is not consummated, these changes will not occur.

     The senior bank loans bear interest, at our option, at either the ABR plus the Applicable Rate (the "ABR Loans") or the Eurodollar Rate plus the Applicable Rate (the "Eurodollar Loans"). The ABR is the highest of (i) the rate of interest publicly announced by The Chase Manhattan Bank as its prime rate in effect, (ii) the secondary market rate for three-month certificates of deposit plus 1%, and (iii) the federal funds effective rate from time to time plus 0.5%. The Eurodollar Rate is the rate for Eurodollar deposits for a period equal to one, two, three or six months appearing on Page 3750 of the Dow Jones Markets screen plus a statutory reserve rate to be specified in the Restated Credit Agreement. The Applicable Rate means the applicable per annum rate based upon the Consolidated Leverage Ratio as set forth in the pricing grid to be contained in the Restated Credit Agreement.

     Interest on the senior bank loans is payable on the last day of each March, June, September, and December in the case of ABR Loans and on the last day of the applicable interest period in the case of Eurodollar Loans, except in the case of Eurodollar Loans having an interest period in excess of three months, in which case, interest is payable on each successive date three months after the first day of such interest period.

TRANCHE A TERM LOANS, TRANCHE B TERM LOANS AND TRANCHE C TERM LOANS

     The Tranche A Term Loans, the Tranche B Term Loans and the Tranche C Term Loans are payable in quarterly installments. The Tranche A Term Loans, the Tranche B Term Loans and the Tranche C Term Loans are subject to mandatory prepayment upon the occurrence of certain events, such as certain asset sales, the incurrence of additional indebtedness and are also subject to mandatory prepayment out of excess cash flow. We may voluntarily repay the Tranche A Terms Loans, the Tranche B Term Loans, and the Tranche C Term Loans in whole or in part at any time without penalty or premium. We are not permitted to reborrow any amounts that we repay in respect of the Tranche A Term Loans, the Tranche B Term Loans, or the Tranche C Term Loans. The Tranche A Term Loans mature on September 30, 2004. The Tranche B Term Loans mature on December 31, 2006. The Tranche C Term Loans mature on December 31, 2007.

REVOLVING LOANS AND MULTICURRENCY LOANS

     The Revolving Loans and Multicurrency Loans may be borrowed, prepaid, and reborrowed from time to time. Letters of credit and swing line loans will also be available under the revolving credit facility. As of March 31, 2001, the entirety of the revolving credit facility was available and no Revolving Loans were outstanding. The Existing Credit Agreement provides for the issuance of letters of credit at any time during the revolving credit availability period, in an aggregate amount not exceeding $150.0 million, and any such issuances reduce the aggregate amount available under the revolving loan commitment. As of March 31, 2001, the amount of letters of credit was $29.4 million. The Restated Credit Agreement will increase the aggregate amount of permitted letter of credit issuances from $150.0 million to $250.0 million.

COVENANTS

     The Existing Credit Agreement contains negative covenants, subject to specified baskets, limiting our ability to, among other things:

     - incur debt, including senior unsecured indebtedness;

     - create liens;

     - declare or pay dividends;

     - make certain restricted payments (except that we are permitted to (A) to pay contingent interest on the LYONs or (B) purchase the LYONs (a) for cash if we satisfy certain conditions, and (b) for our common stock without limitation);

     - declare or make distributions or stock repurchases;

     - make capital expenditures in excess of $140 million for any fiscal year;

     - make investments;

     - engage in transactions with affiliates;

     - sell assets;

     - engage in mergers or acquisitions;

     - enter into certain restrictive agreements; and

     - amend certain material documents (including any LYONs documents).

The Restated Credit Agreement will contain substantially the same negative covenants as the Existing Credit Agreement except there will not be a covenant limiting capital expenditures. In connection with the execution of the Restated Credit Agreement, the provisions related to restricted payments and purchases in respect of the May LYONs will be amended to be the same as those related to the LYONs. See "Risk Factors -- We may breach a covenant under our credit facility if the credit facility is not amended to take into account the accretion of the May LYONs in excess of $250.0 million and certain other matters related to the May LYONs."

     The Existing Credit Agreement requires us to comply with certain financial tests and to maintain certain financial ratios relating to:

     - maximum consolidated leverage; and

     - minimum consolidated interest coverage.

     - Failure to satisfy either of these financial covenants constitutes a default under the Existing Credit Agreement. The Restated Credit Agreement will contain substantially the same financial tests as the Existing Credit Agreement.

     The Existing Credit Agreement also includes customary:

     - representations and warranties;

     - affirmative covenants; and

     - events of default, including a cross-event of default to our other material indebtedness, an event of default upon the occurrence of a change in control of SPX, and other provisions customary for this type of financing.

     The Restated Credit Agreement will contain substantially the same representations and warranties, affirmative covenants and events of default as the Existing Credit Agreement.

     Our obligations under the Existing Credit Agreement are guaranteed by substantially all of our wholly-owned domestic subsidiaries and are secured by a pledge of 100% of the stock of substantially all of our domestic subsidiaries and 66% of the stock of our foreign subsidiaries and a security interest in all of our assets and all of the assets of substantially all of our wholly owned direct and indirect domestic subsidiaries. The Restated Credit Agreement will have the benefit of the same guarantee and security provisions as the Existing Credit Agreement.

                                 THE MAY LYONS

     In May 2001, we issued and sold the May LYONs in an aggregate principal amount at maturity of $415,000,000 (includes exercise of the over-allotment option). The May LYONs are unsecured and unsubordinated obligations and rank equal in right of payment to all our existing and future unsecured and unsubordinated indebtedness, including the LYONs. Each May LYON had an issue price of $579.12 and a principal amount at maturity of $1,000. The stated yield to maturity of the May LYONs is 2.75% (computed on a semi-annual bond equivalent basis) calculated from May 9, 2001, excluding any contingent interest.

CONVERSION RIGHTS

     Each May LYON is convertible into common stock at a conversion rate of
4.4294 shares per May LYON. The conversion rate will be adjusted for certain reasons specified in the indenture, but will not be adjusted for accrued original issue discount. Upon, conversion, the holder will not receive any cash payment representating accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holders on conversion.

     Holders may surrender May LYONs for conversion into shares of common stock in any calendar quarter commencing after June 30, 2001, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than a specified percentage, beginning at 120% and declining .125% per quarter thereafter, of the accreted conversion price per share of common stock on the last trading day of such preceding calendar quarter. The accreted conversion price per share as of any day will equal the issue price of a May LYON plus the accrued original issue discount to that day, divided by the number of shares of common stock issuable upon a conversion of a May LYON on that day.

     Holders may also surrender a May LYON for conversion during any period in which the credit rating assigned to the May LYONs by either Moody's or Standard & Poor's is "B3" or "B-," respectively, or lower.

CONTINGENT INTEREST

     We will pay contingent interest to the holders of May LYONs during any six-month period from May 9 to November 8 and from November 9 to May 8, commencing May 9, 2005, if the average market price of a May LYON for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the sum of the issue price and accrued original issue discount for such May LYON to the day immediately preceding the relevant six-month period. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, then the five trading day period for determining the average market price of a May LYON will be the five trading days ending on the second trading day immediately preceding such record date.

     The amount of contingent interest payable per May LYON in respect of any quarterly period will equal the greater of .0625% of such average market price of a May LYON for the five trading day period referred to above or any regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a May LYON.

     Contingent interest, if any, will accrue and be payable to holders of May LYONs as of the 15th day preceding the last day of the relevant six-month period or, if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, to holder of May LYONs as of the record date for the related common stock dividend. Such payments will be paid on the last day of the relevant six-month period, or if we pay a regular cash dividend on our common stock during a quarter within the relevant six-month period, on the payment date of the related common stock dividend. The original issue discount will continue to accrue at the yield to maturity whether or not contingent interest is paid.

REDEMPTION OF THE MAY LYONS AT OUR OPTION

     The May LYONs are not redeemable prior to May 9, 2005. Thereafter, the May LYONs are redeemable for cash at our option, as a whole at any time or from time to time in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption.

PURCHASE OF MAY LYONS AT THE OPTION OF THE HOLDER

     We will purchase the May LYONs at the option of the holder on May 9, 2003 for a price equal to $611.63, on May 9, 2005 for a price equal to $645.97 and on May 9, 2009 for a price equal to $720.55 (each representing issue price plus accrued original issue discount to the purchase date). We, at our option, may elect to pay the purchase price on any such purchase date in cash or shares of common stock or any combination thereof.

CHANGE IN CONTROL

     Upon a change in control occurring on or prior to May 9, 2005, each holder may require us to repurchase all or a portion of such holder's May LYONs for cash at a price equal to the issue price plus accrued original issue discount to the date of repurchase. The change in control purchase feature of the May LYONs may in certain circumstances make more difficult or discourages a takeover of SPX.

OPTIONAL CONVERSION TO SEMI-ANNUAL COUPON NOTES UPON TAX EVENT

     After the occurrence of certain tax events discussed in the indenture, we will have the option to convert the May LYONs to notes on which we will pay interest in cash semi-annually. In such cases, interest will accrue at a rate of 2.75% per year on a restated principal amount equal to the issue price of the May LYONs plus accrued original issue discount to the option exercise date. In such event, the redemption price, purchase price and change in control purchase price will be adjusted, and contingent interest will cease to accrue on the May LYONs. Exercise of this option by us will not affect a holder's conversion rights.

OTHER TERMS

     The other non-financial terms of the May LYONs are substantially consistent with the LYONs.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 100 million shares of common stock, par value $10.00 per share, and 3.0 million shares of preferred stock, without par value, issuable in series. On April 20, 2001, 30,465,781 shares of common stock were issued and outstanding and 500,000 shares have been designated as Series A Preferred Stock, of which none are issued or outstanding. Holders of our capital stock do not have preemptive rights.

     The holders of our common stock are entitled to have dividends declared in cash, property, or other securities out of any of our net profits or net assets legally available therefor as and when declared by our Board of Directors. In the event of the liquidation or dissolution of our business, the holders of common stock will be entitled to receive ratably the balance of net assets available for distribution after payment of any liquidation or distribution preference payable with respect to any then outstanding shares of our preferred stock. Each share of common stock is entitled to one vote with respect to matters brought before the stockholders, except for the election of any directors who may be elected by vote of any outstanding shares of preferred stock voting as a class.

     The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock. The Board is authorized to fix by resolution the designation of each series of preferred stock, and, with respect to each series, the stated value of the shares, the dividend rate and the dates and other provisions respecting the payment of dividends, the provisions, if any, for a sinking fund, the preferences of the shares in the event of the liquidation or dissolution, the provisions, if any, respecting the redemption of the shares, subject to applicable law, the voting rights (except that such shares shall not have more than one vote per share), the terms, if any, upon which the shares would be convertible into or exchangeable for any other shares, and any other relative, participating, optional or other special rights, qualifications, limitations or restrictions. All shares of any series of preferred stock, as between themselves, rank equally and are identical; and all series of preferred stock, as between themselves, rank equally and are identical except as set forth in resolutions of the Board authorizing the issuance of a particular series.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The provisions of Delaware law, our Certificate of Incorporation and By-Laws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company, including takeover attempts that might result in a premium over the market price for the shares of common stock.

  Delaware Law

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a "business combination," which includes a merger or sale of 10% or more of the corporation's assets with any "interested stockholder," meaning a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

     - the transaction is approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its Certificate of Incorporation or By-Laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

  Certificate of Incorporation and By-Law Provisions

     Our Certificate of Incorporation and By-Laws provide:

     - a staggered board of directors;

     - a prohibition on stockholder action through written consents;

     - a requirement that special meetings of stockholders be called only by our Chairman, President and Chief Executive Officer or our Board;

     - advance notice requirements for stockholder proposals and nominations;

     - limitations on the ability of stockholders to amend, alter or repeal the bylaws;

     - enhanced voting requirements for certain business combinations involving substantial stockholders;

     - the authority of our board of directors to issue, without stockholder approval, preferred stock with such terms as our board may determine; and

     - limitations on the ability of stockholders to remove directors.

  Limitations on Liability and Indemnification of Directors and Officers

     Our Certificate of Incorporation limits the liability of directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     - under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe.

RIGHTS PLAN

     On June 25, 1996, our board of directors adopted a rights plan. Our rights plan, as amended is designed to make it more costly and thus more difficult to gain control of us without the consent of our board of directors. The description presented below is intended as a summary only and is qualified in its entirety by reference to the rights agreement, a form of which previously has been filed with the SEC and is incorporated by reference herein.

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

     Our rights plan provides that each of our shares of common stock will have the right to purchase from us one one-thousandth of a share of a new Series A Preferred Stock at a price of $200 per one-thousandth of a share, subject to customary anti-dilution protection adjustment.

     The rights are attached to all certificates representing outstanding shares of our common stock, and no separate right certificates have been distributed. The rights will separate from the shares of our common stock approximately 10 days after someone acquires beneficial ownership of 20% or more of the outstanding common stock, or commences a tender offer or exchange offer for 20% or more of the outstanding common stock.

     After rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the separate right certificates alone will represent the rights.

     The rights are not exercisable until the date rights separate and will expire on June 25, 2006, unless extended or unless earlier redeemed or exchanged by us.

     The shares of Series A Preferred Stock purchasable upon exercise of the rights are non-redeemable. Each share of Series A Preferred Stock has a minimum preferential quarterly dividend payment of $5.00 per share and an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate amount per share equal to 1,000 times the aggregate payment per share made to holders of common stock.

     Each share of Series A Preferred Stock will have 1,000 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. The rights are protected by customary anti-dilution provisions.

     If, after any person or group becomes an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will have a right to receive upon exercise of a right the number of shares of common stock of the acquiring company, having a value equal to two times the exercise price of the right. If any person or group becomes an acquiring person, each holder of a right will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. Following the occurrence of the events described above, rights beneficially owned by any acquiring person at the time of such transaction will be void and may not be exercised.

     At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, the Board may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges) per right, subject to adjustment.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of common stock, the Board may redeem the rights in whole, but not in part, at a price of $0.01 per right.

     The terms of the rights may generally be amended by the Board without the consent of the holders of the rights.

     Until a right is exercised, the holder will have no rights as a stockholder.

     The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the common stock.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     This is a summary of certain United States federal income tax consequences relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

     We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

     - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs;

     - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

     - persons who hold the LYONs whose functional currency is not the United States dollar;

     - any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

     - any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

     Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own circumstances.

     A U.S. Holder is a beneficial owner of the LYONs who or which is:

     - a citizen or individual resident of the United States, as defined in
       Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

     - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     - an estate if its income is subject to United States federal income taxation regardless of its source; or

     - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a U.S. Holder prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder.

     No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND THE COMMON STOCK IN LIGHT OF THEIR OWN

PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

     It is the opinion of special tax counsel to the company, Shearman & Sterling, that the LYONs will be treated as indebtedness for United States federal income tax purposes and that the LYONs will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations).

ACCRUAL OF INTEREST ON THE LYONS

     Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the LYONs are required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders are required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals:

          (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period;

          (2) divided by the number of days in the accrual period; and

          (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

     A LYON's issue price is the first price at which a substantial amount of the LYONs is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the LYONs.

     Shearman & Sterling, special tax counsel to the company, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 9.625% compounded semi-annually. The specific yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by the company. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by the company.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain payments of contingent interest and an estimate for a payment at maturity taking into account the conversion feature.

     The comparable yield and the schedule of projected payments is set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: SPX Corporation, 700 Terrace Point Drive, Muskegon, MI 49440-3301, Attention: Investor Relations.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE LYONS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE LYONS.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE LYONS

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

     If a U.S. Holder purchases LYONs at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYONs by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYONs pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

     Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion or such a redemption will also result in taxable gain or loss to the U.S. Holder. The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments previously made on the LYONs to the U.S. Holder. Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income;

any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

CONSTRUCTIVE DIVIDENDS

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

     For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

TREATMENT OF NON-U.S. HOLDERS

     Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payments of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

     All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in section 881(c)(3)(A) of the Code; (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;
(iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; (iv) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and (v) our common stock continues to be actively traded within the meaning of section 871(b)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address.

     If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the LYONs) on, and the proceeds of disposition or retirement of, the LYONs may be subject to information reporting and United States federal backup withholding tax at the rate of 31% if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States federal income tax liability.

TAX EVENT

     The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs -- Optional Conversion to Semi-annual Coupon Notes Upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semi-annual payments of interest due after the option exercise date.

                            SELLING SECURITYHOLDERS

     The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial Purchaser") in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the LYONs listed below and the common shares issued upon purchase by us, or conversion, of such LYONs. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

     We are filing this registration statement pursuant to a registration rights agreement that SPX has entered into with Merrill Lynch whereby SPX agreed, at its expense, for the benefit of the holders, to file a shelf registration statement covering resale of the LYONs and the shares of common stock issuable upon conversion of the LYONs within 90 days after February 6, 2001 and to cause the registration statement to become effective by 210 days after February 6, 2001. We are also generally required to keep the registration statement effective until February 6, 2003 subject to certain black-out periods upon certain corporate events.

     The table below sets forth the name of each selling securityholder, the principal amount at maturity of LYONs that each selling securityholder may offer pursuant to this prospectus and the number of common shares into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

     We have prepared the table below based on information given to us by the selling securityholders on or prior to May 8, 2001. However, any or all of the LYONs or common shares listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common shares that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date as of which the information in the table is presented.

     Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements. From time to time, additional information concerning ownership of the

LYONs and common shares may rest with certain holders thereof not named in the table below and of whom we are unaware.

                                               AGGREGATE PRINCIPAL     PERCENTAGE OF        NUMBER OF        PERCENTAGE OF
                                              AMOUNT AT MATURITY OF        LYONS          COMMON SHARES      COMMON SHARES
NAME                                          LYONS THAT MAY BE SOLD    OUTSTANDING    THAT MAY BE SOLD(1)   OUTSTANDING(2)
----                                          ----------------------   -------------   -------------------   --------------
SAM Investments LDC.........................       $ 50,000,000             5.0               240,580                *
R(2) Investments, LDC.......................       $ 40,000,000             4.0               192,464                *
Morgan Stanley & Co. .......................       $ 30,000,000             3.0               144,348                *
RAM Trading Ltd.............................       $ 25,000,000             2.5               120,290                *
Merrill Lynch International Limited.........       $ 19,158,000             1.9                92,180                *
GLG Market Neutral Fund.....................       $ 17,500,000             1.8                84,203                *
BNP Paribas Equity Strategies, SNC..........       $ 16,286,000             1.6                78,361                *
Chrysler Corporation Master Retirement
  Trust.....................................       $ 14,585,000             1.5                70,177                *
High Bridge International, Inc. ............       $ 14,500,000             1.5                69,768                *
State of Connecticut Combined Investment
  Funds.....................................       $ 13,405,000             1.3                64,499                *
Peoples Benefit Life Insurance Company
  Teamsters.................................       $ 12,000,000             1.2                57,739                *
D.E. Shaw Valence, L.P. ....................       $ 11,600,000             1.2                55,814                *
OCM Convertible Trust.......................       $ 10,000,000             1.0                48,116                *
Teachers Insurance and Annuity
  Association...............................       $ 10,000,000             1.0                48,116                *
JMG Capital Partners, LP....................       $  9,000,000               *                43,304                *
Double Black Diamond Offshore LDC...........       $  7,869,000               *                37,862                *
White River Securities L.L.C. ..............       $  7,500,000               *                36,087                *
Bear, Stearns & Co. ........................       $  7,500,000               *                36,087                *
Royal Bank of Canada........................       $  7,000,000               *                33,681                *
Yield Strategies Fund II, LP................       $  7,000,000               *                33,681                *
State Employees' Retirement Fund of the
  State of Delaware.........................       $  6,210,000               *                29,880                *
Granville Capital Corporation...............       $  6,000,000               *                28,869                *
People Benefit Life Insurance Company.......       $  6,000,000               *                28,869                *
White River Securities L.L.C. ..............       $  6,250,000               *                30,072                *
Bear, Stearns & Co. Inc. ...................       $  6,250,000               *                30,072                *
St. Albans Partners Ltd. ...................       $  5,000,000               *                24,058                *
Retail Clerks Pension Trust.................       $  5,000,000               *                24,058                *
Liberty View Funds L.P. ....................       $  4,550,000               *                21,892                *
Delta Air Lines Master Trust (c/o Oaktree
  Capital Management, LLC)..................       $  4,170,000               *                20,064                *
BankAmerica Pension Plan....................       $  4,000,000               *                19,246                *
General Motors Welfare Benefit Trust (St.
  Veba).....................................       $  3,000,000               *                14,434                *
GM Employees Global GRP Pen Tr (Abs Return
  Portfolio)................................       $  3,000,000               *                14,434                *
D.E. Shaw Investments, L.P. ................       $  2,900,000               *                13,953                *
BNP Cooper Neff Convertible Strategies Fund,
  L.P. .....................................       $  2,714,000               *                13,058                *
TQA Master Fund, Ltd........................       $  2,500,000               *                12,029                *
Partner Reinsurance Company Ltd. ...........       $  2,420,000               *                11,644                *
Delta Pilots D & S Trust....................       $  2,050,000               *                 9,863                *
KBC Financial Products USA..................       $  2,000,000               *                 9,623                *
Retail Clerks Pension Trust #2..............       $  2,000,000               *                 9,623                *
Jersey (IMA) LTD............................       $  1,950,000               *                 9,382                *
Black Diamond Offshore Ltd..................       $  1,748,000               *                 8,410                *
S G Cowen Securities........................       $  1,500,000               *                  7217                *
Motion Picture Industry Health
  Plan -- Active Member Fund................       $  1,440,000               *                 6,928                *

                                               AGGREGATE PRINCIPAL     PERCENTAGE OF        NUMBER OF        PERCENTAGE OF
                                              AMOUNT AT MATURITY OF        LYONS          COMMON SHARES      COMMON SHARES
NAME                                          LYONS THAT MAY BE SOLD    OUTSTANDING    THAT MAY BE SOLD(1)   OUTSTANDING(2)
----                                          ----------------------   -------------   -------------------   --------------
Merrill, Lynch, Pierce, Fenner and Smith
  Inc. .....................................       $  1,310,000               *                 6,303                *
Amaranth Securities LLC.....................       $  1,250,000               *                 6,014                *
Paloma Securities LLC.......................       $  1,250,000               *                 6,014                *
Worldwide Transactions Ltd..................       $    842,000               *                 4,051                *
Motion Picture Industry Health
  Plan -- Retiree Member Fund...............       $    720,000               *                 3,464                *
All other holders of LYONs or future
  transferees, pledges, donees, assignees or
  successors of any such holders (3) (4)....       $576,823,000            58.0%            2,775,442              8.5%
                                                   ------------            ----             ---------             ----
Total.......................................        994,750,000             100%            4,786,339             13.6%

---------------
 *  Less than one percent (1%).

(1) Assumes conversion of all of the holder's LYONs at a conversion rate of
    4.8116 common shares per $1,000 principal amount at maturity of the LYONs. This conversion rate is subject to adjustment, however, as described under "Description of the LYONs -- Conversion Rights." As a result, the number of common shares issuable upon conversion of the LYONs may increase or decrease in the future. Does not include common shares that may be issued by us upon purchase of LYONs by us at the option of the holder.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 30,465,781 common shares outstanding as of April 20, 2001. In calculating this amount for each holder, we treated as outstanding the number of common shares issuable upon conversion of all of that holder's LYONs, but we did not assume conversion of any other holder's LYONs. Does not include common shares that may be issued by us upon purchase of LYONs by us at the option of the holder.

(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of LYONs, or any future pledgees, donees, assignees, transferees or successors of or from any such other holders of LYONs, do not beneficially own any common shares other than the common shares issuable upon conversion of the LYONs at the initial conversion rate.

                              PLAN OF DISTRIBUTION

     We are registering the LYONs and common shares covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the LYONs and the common shares covered by this prospectus.

     We will not receive any of the proceeds from the offering of LYONs or the common shares by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONs and common shares beneficially owned by them and offered hereby from time to time:

     - directly; or

     - through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the LYONs and common shares for whom they may act as agent.

     The LYONs and the common shares may be sold from time to time in one or more transactions at:

     - fixed prices, which may be changed;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the LYONs or common shares offered by them hereby will be the purchase price of the LYONs or common shares less discounts and commissions, if any.

     The sales described in the preceding paragraph may be effected in transactions:

     - on any national securities exchange or quotation service on which the LYONs and common shares may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common shares;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the LYONs and the common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the common shares in the course of hedging their positions. The selling securityholders may also sell the LYONs and common shares short and deliver LYONs and the common shares to close out short positions, or loan or pledge LYONs and the common shares to broker-dealers that in turn may sell the LYONs and the common shares.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the common shares by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the LYONs and the common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the LYONs and the common shares by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The outstanding common shares are listed for trading on the New York Stock Exchange and the Pacific Stock Exchange.

     The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the common shares may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

     The LYONs were issued and sold in February 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act. We have agreed to indemnify the Initial Purchaser and each selling securityholder, and each selling securityholder has agreed to indemnify us, the Initial Purchaser and each other selling securityholder against specified liabilities arising under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common shares by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common shares to engage in market-making activities with respect to the particular LYONs and the underlying common shares being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the LYONs and the underlying common shares and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common shares.

     We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

     - the sale, pursuant to the registration statement to which this prospectus relates, of all the securities registered thereunder;

     - the expiration of the holding period applicable to the securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision; and

     - sale to the public under Rule 144 of all the securities registered thereunder.

     Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may prohibit offers and sales of LYONs and common shares pursuant to the registration statement to which this prospectus relates.

     The LYONs offered are a new issue of securities for us with no established trading market. We have been advised by Merrill Lynch that it intends to make a market in the LYONs but Merrill Lynch is not obligated to do so and may discontinue market making at any time and without notice. No assurance can be given as to the liquidity of the trading market for the LYONs.

                                 LEGAL MATTERS

     Certain legal matters regarding the LYONs and shares of common stock issuable upon conversion of the LYONs will be passed upon for SPX by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York, and by Shearman & Sterling, New York, New York, special tax counsel for SPX.

                                    EXPERTS

     The consolidated financial statements of SPX as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants. These financial statements and the report of the independent public accountants, included in SPX's Annual Report on Form 10-K/A filed on April 12, 2001, are incorporated by reference herein and in the registration statement in reliance upon the report of the above mentioned independent public accountant, given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of UDI as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 have been audited by KPMG LLP, independent public accountants. These financial statements and the report of the independent public accounts, included in SPX's Current Report on Form 8-K filed on April 13, 2001, are incorporated by reference in this document upon the authority of said firm as experts in accounting and auditing.

                                                                         ANNEX A
The information provided in this Annex A has been taken from, or is based upon, publicly available documents and records on file with the SEC, other public sources and information provided directly by UDI.

                                BUSINESS OF UDI

     UDI manufactures proprietary engineered products for sale primarily to industrial and commercial markets worldwide. UDI products currently include pumps, valves, compactors, agricultural equipment, metal doors and frames, material handling equipment and diagnostic tools and gauging devices. UDI's businesses are presently organized in four segments: Flow Technology, Machinery, Specialty Engineered Products and Test Instrumentation.

FLOW TECHNOLOGY

     The Flow Technology segment includes pumps, valves, filters, dryers, heat exchangers and complete systems to process or transport fluids and for heat transfer.

     Marley Cooling Tower. Marley Cooling Tower is a U.S.-based manufacturer of water cooling towers. It manufactures and markets products globally ranging from small, factory-assembled cooling towers used in refrigeration and air conditioning systems to large mechanical draft and hyperbolic concrete cooling towers constructed on-site for electric utilities and industrial applications. Marley Cooling Tower also furnishes spare parts and rebuilds and upgrades cooling towers designed by Marley or its competitors. Its Recold Division manufactures and markets evaporative condensers and closed circuit coolers for the air conditioning and refrigeration industry. Marley Cooling Tower's principal competitors include Baltimore Aircoil, Balcke-Durr, Evapco, GEA, Hamon, Psychometric Services and Liang Chi.

     Marley Cooling Tower's business is divided among the industrial, utility and HVAC markets. It has nine regional sales offices and more than 70 representative offices across the U.S. and Canada, as well as operations in England, Germany, Spain, Australia and Malaysia, and sales offices and joint venture partners in various places throughout the world.

     Marley Cooling Tower's Resolite business produces engineered fiberglass reinforced plastic composite panels pultrusions principally for the electrical and construction markets. Resolite's principal competitors are Enduro Composite Systems, Bedford Reinforced Plastics, Strongwell, and Glasteel.

     Flair. Flair is a manufacturer of equipment used to dehydrate, filter and purify air and gas in various industrial applications. Flair's products include dryer and purification equipment such as regenerative and refrigerated compressed air and oil dryers that eliminate moisture and contaminants from compressed gases. Flair also supplies filter assemblies, elements, valves and desiccant used in the replacement market. Products are marketed under the following names: Pneumatic Products (regenerative dryers); General Pneumatics (refrigerated and regenerative dryers); Deltech (refrigerated and regenerative dryers); Dollinger (filters and oil mist eliminators); Delair (refrigerated and regenerative air dryers for the European market); Kemp (regenerative dryers for liquids and gases other than air); Siva (solvent distillation equipment); and Technolab (air/oil separators).

     Components for compressed air systems plus replacement filters and parts represent a majority of Flair's business. Flair produces substantially all of the components in a compressed air system with the exception of the compressor itself. Flair has operations in North America, Western Europe and India. Flair has formed joint ventures in India, Japan and Korea. Flair's principal competitors for compressed air products include Hankison, Zeks Air Dryer, General Air, Henderson Engineering, Balston, Finite, Ultrafilter and Domnick Hunter.

     Waukesha Cherry-Burrell. Waukesha Cherry-Burrell manufactures stainless steel equipment for dairy, food, beverage, pharmaceutical and industrial processing. Product families include: positive displacement, centrifugal, gear and high pressure piston pumps; automated and manual valves; tubular fittings and clamps; scraped surface, tubular and plate heat exchangers; homogenizers and other dispersion equipment; and freezers, ingredient feeders, fillers, stick novelty and wrapper equipment for frozen confectionery. The acquisition of Ranieri, PMS/Alliance, and APV Ice Cream in the past four years have positioned Waukesha Cherry-Burrell as a leading, full-line equipment supplier to the ice cream industry.

     Waukesha Cherry-Burrell manufactures its products in the U.S., Mexico, Denmark and Italy, and also has engineering groups in Mexico City and Louisville, Kentucky that design and install turnkey food and beverage systems throughout North, Central and South America.

     The primary markets for Waukesha Cherry-Burrell are the Americas, Western Europe and the Pacific Rim. Its primary competitors are Alfa-Laval, Invensys and GEA. These companies are European-based and also manufacture broad equipment lines. Waukesha Cherry-Burrell markets its products through a combination of direct sales and independent distributor partners and systems integrators.

     Bran + Luebbe. Bran + Luebbe, a German-based company acquired in August 1999, manufactures a broad line of metering pumps and systems (the metering division) and a range of analyzers for laboratories and the process industry (the analyzers division). Its product families include precision diaphragm metering pumps, high-pressure pumps, screw feeders, solids metering systems, blending systems, laboratory analyzers, in-line process analyzers and environmental monitors.

     Bran + Luebbe's primary markets are chemical, petrochemical, pulp and paper, pharmaceuticals and cosmetics, oil and gas, food and beverage, agriculture and private and public laboratories. It serves these industries through thirteen marketing companies in strategic locations around the world. Bran + Luebbe's primary manufacturing facility is located near Hamburg, Germany, with systems assembly facilities in Sweden, France, the U.S. and the U.K. Bran + Luebbe's major competitors in metering are Milton Roy and LEWA. The analyzer market is more fragmented, with Foss and various subsidiaries of Danaher and ABB among the more significant competitors.

     Weil-McLain. Weil-McLain is a North American manufacturer of oil-and gas-fired cast iron boilers used for heating homes, apartment buildings, offices and schools. In addition, Weil-McLain manufactures and markets products associated with the sale of its boilers, such as hydronic baseboards, in-floor radiation, oil burners, control panels and indirect water heaters. In 1999, Weil-McLain expanded its boiler line and entered the oil furnace market by acquiring Williamson and Milwaukee-Thermoflo product lines. Approximately 80% of Weil-McLain's total revenue is derived from the replacement market. Boilers are sold throughout North America, with the largest volume concentrated in the New England, Middle Atlantic and Midwest sections of the U.S. Weil-McLain's principal U.S. competitors in the cast iron boiler market are Burnham, Peerless, Earl Reed International and Mestek.

     Weil-McLain's distribution system comprises approximately 250 distributors in 650 locations. Distributors sell to independent heating contractors and dealers who install the boilers.

     Marley Pump. Marley Pump designs, manufactures and sells submersible petroleum pumps for gasoline service stations and bulk petroleum facilities. Products are sold under the "Red Jacket" brand name to major oil companies and various equipment distributors. Marley Pump also produces mechanical and electronic leak detection devices that monitor underground storage tanks and pumping equipment at service stations and other bulk fuel facilities worldwide. Marley Pump's principal competitors are Vaporless, Veeder-Root, Iacon and F.E. Petro. Marley Pump's products are marketed domestically primarily through distributors, and internationally through distributors and sales representatives.

     Mueller Steam. Mueller Steam Specialty manufactures three primary product lines: strainers, check valves and butterfly valves. Strainers and valves are used in various industrial processes in which piping systems exist. In addition, Mueller Steam designs and manufactures a line of specialized products directed primarily to the oil, gas and petrochemical industries. These products include fabricated strainers, lined plug and ball valves, temporary strainers and other flow products. Mueller Steam has international sales offices in the United Kingdom, Singapore, Canada and the United Arab Emirates and serves Latin America from the U.S. Mueller Steam serves industrial and commercial markets through independent sales representatives and distributors. Principal competitors include Haywood, Keckley, Keystone, Bray and Crane.

     CMB. CMB designs and manufactures backflow prevention devices and valves and distributes them worldwide through its network of distributors and sales representatives. FEBCO, CMB's complete line of bronze and ductile iron backflow prevention assemblies, is used in irrigation, plumbing, industrial, municipal and fire protection markets. CMB also manufactures the Polyjet Control Valve, a custom-designed, multi-jet sleeve valve designed to control high pressure or rapid flow or to provide very precise flow control. POLYJET valves are used primarily in hydro or dam construction projects and in other unique waterworks applications. CMB's K-FLO AWWA Butterfly Valves are used in specialized applications including waterworks and waste water systems, which are sold throughout the world. CMB's competitors include Watts Industries, Zurn/ Wilkins, Henry Pratt Co. and Kvaerner.

MACHINERY

     The Machinery segment provides soil, asphalt and landfill compactors and specialty agricultural equipment.

     Compaction. BOMAG, headquartered in Germany, produces and sells compaction equipment for soil and asphalt applications. BOMAG also manufactures equipment for soil stabilizing, recycling and sanitary landfill applications, and offers an integrated Compaction Management System which processes on-line compaction data for the most advanced dynamic compaction control methods. BOMAG pioneered the double vibratory roller concept and its product line consists of more than 100 models ranging from small, hand-operated tampers up to its 36-ton landfill compactor. BOMAG entered the grader business in 1998 with four models in the 60-132 kW classes, and with its acquisition of Stow Manufacturing, BOMAG broadened its light equipment product offering to include equipment for concrete placement and treatment, paving and site preparation.

     Products are marketed under the BOMAG, HYPAC and STOW brand names throughout the world by independent distributors and licensees and through direct sales to the rental industry and all segments of the general construction and waste management industries, including a wide range of governmental agencies. Compaction America, BOMAG's manufacturing base in North America, produces both BOMAG and HYPAC products. BOMAG Light Equipment, located in Conklin, New York, is a division of Compaction America and produces the STOW products.

     BOMAG operates through subsidiaries in the U.S., Canada, England, France, Austria and Germany, with manufacturing facilities located in Germany, Illinois and New York and additional sales and service centers located in Jordan and Singapore. In May 2000, BOMAG became the majority shareholder of Nippon BOMAG in Japan where it also produces compaction equipment. In addition, BOMAG has license or cooperation agreements with partners in India, Malaysia and the Czech Republic.

     BOMAG competes directly with a number of small regional companies and several major international companies, including Ingersoll-Rand, Caterpillar, Dynapac and Wacker, some of which are larger than BOMAG and offer other construction-related products in addition to compaction equipment.

     Agricultural Equipment. Agricultural Equipment consists of three businesses: Sunflower Manufacturing Company, Feterl Manufacturing Company and Richardton Manufacturing Company. Sunflower is a producer of high-quality disc harrows. Its other tillage equipment, grain drills and grain carts are used for seedbed preparation, seeding and harvesting operations. Sunflower's primary market is the Midwest and High Plains areas of the U.S. Its products, which are sold through a direct sales force and a network of more than 700 independent dealers, compete against equipment manufactured by John Deere, Case IH, Krause, D.M.I., Landoll, Brillion, Brent and Parker. Feterl, which manufactures grain augers, cleaners and service bodies, primarily serves the same areas as Sunflower. Its products are sold through independent sales representatives and a network of more than 600 independent dealers. Its principal competitors are Westfield, Hutch-Mayrath and Sudenga. Richardton manufactures and sells forage and specialty crop wagons, and also manufactures grain carts which are marketed by and sold with the Sunflower name. Its products are marketed primarily in the northeastern and peanut-producing regions of the U.S. Richardton's products are sold through independent sales representatives and a network of more than 600 dealers. Its principal competitors are Byron and Miller.

SPECIALTY ENGINEERED PRODUCTS

     The Specialty Engineered Products segment manufactures metal doors and frames, dock levelers, vehicle restraints, dock seals, shelters and electric resistance heating products.

     Door Products. Door Products consists of a group of companies that manufacture and market standard, specialty and custom steel doors and door frames for commercial, industrial and institutional applications.

     Ceco Door manufactures side-hinged steel doors and frames for commercial and industrial markets nationwide and in selected overseas locations. It maintains service centers in major cities throughout the U.S. Ceco products can be found in office buildings, schools, hospitals and nursing homes, apartments, hotels and motels, and retail, industrial and commercial buildings. Door Products expanded its commercial market share and product offerings in 1999 by acquiring Fleming Limited. S.W. Fleming is a Canadian manufacturer of commercial side-hinged steel doors and frames.

     Trussbilt manufactures heavy gauge steel doors and frames for security and detention markets. Trussbilt also produces security ceilings for detention and other applications.

     Dominion Building Products manufactures and distributes pre-hung and unassembled steel doors, frames and windows for the metal building industry. While most of its products are sourced from Ceco, Dominion Building Products also has its own manufacturing capability.

     UDI -- Assa Abloy AB Joint Venture. On April 17, 2001, UDI announced it had signed a joint venture agreement with Assa Abloy AB to form a new door products group. Under the agreement, UDI will contribute its Door Products division to a newly formed joint venture company in exchange for $96 million in cash and a 20% interest in the joint venture. Assa Abloy will contribute its door products operating units and will hold the remaining 80% joint venture interest. Two years following the completion of the joint venture UDI will have a put option, and Assa Abloy will have a call option, for UDI's interest in the joint venture. The transaction is subject to regulatory approvals. Total revenues for the UDI business contributed to the joint venture were approximately $182.0 million for the year ended December 31, 2000.

     Dock Products. Dock Products is comprised of three businesses: Serco, Kelley and TKO Doors. Serco manufactures and distributes a broad range of loading dock equipment for industrial and commercial markets in North America. Serco's products include dock levelers, vehicle restraints and loading dock seals and shelters. These products are sold through an extensive distribution network, including captive sales and service centers (The Paul Reilly Company, Casco and Just Rite Equipment) and independent material handling distributors.

     The Kelley Company was acquired on January 5, 2000. Like Serco, Kelley manufactures and distributes dock levelers, vehicle restraints and loading dock seals and shelters. Kelley also offers elevating dock platforms, scissor lift tables, rail lift tables and truck levelers. Kelley sells its products through an extensive distribution network. Primary markets for both Serco and Kelley include industrial plants, distribution centers and wholesale and retail warehouses. Principal competitors of Serco and Kelley include Rite-Hite, McGuire, and Blue Giant.

     TKO Doors, acquired in 1999, is a designer, manufacturer and seller of "knockout" doors for loading docks in the U.S. Knockout doors contain spring-loaded plungers that permit door panels to release under pressure, thereby absorbing impact without sustaining damage. TKO's competitors include Rite-Hite, Overhead Door, Wayne Dalton and Albany International.

     Marley Engineered Products. Marley Engineered Products is a United States producer of electric resistance heating products for residential, commercial and light industrial markets. It manufactures a full range of electrical heating products, including baseboard, wall, portable and unit heaters. The base product line is supplemented by a complete line of commercial convectors, infrared heaters and numerous specialty application heaters. Products are sold under the Q-Mark, Berko, Aztec and Fahrenheat brand names. Principal competitors are TPI, Cadet and Dimplex. Q-Mark, Berko and Aztec products are marketed through independent sales representatives to wholesale electrical and mechanical distributors. Fahrenheat products serve the consumer "Do it Yourself" market through hardware and home center stores.

     Marley Engineered Products entered the commercial/industrial ventilation business in 1998 through the acquisition of Leading Edge and increased that presence in 1999 by acquiring Patton Industrial and Building Supply Products. The Patton product line is now manufactured in Marley Engineered Products' plant in Bennettsville, S.C., and includes a broad line of industrial heating and ventilating products such as industrial fans, blowers and heaters and building supply products, including kitchen and bath ventilators, ceiling fans, door chimes and electric heaters for residential, commercial and light industrial markets. These products are marketed under the Q-Mark, Berko, and Leading Edge brand names. Principal competitors include Airmaster, TPI and Broan-Nutone.

     The King Company became part of the Marley Engineered Products division in January 2001. It manufacturers air supply systems to control the environment in critical processes such as food production. It also manufacturers a diverse line of heating, refrigeration, and filter equipment primarily for commercial and industrial markets. Principal competitors include Accuair, Evapco, and Krack.

     C & M. C & M engineers, manufactures and installs material handling systems for the corrugated industry. C & M's primary product is an accumulating belt driven roller conveyor which includes specialty devices for the transfer of corrugated product "on" and "off" the conveyor. It also supplies custom software to oversee the automatic operation of the power transfer cars that deliver and retrieve product from staging systems for delivery to converting operations. All systems are specially engineered to the individual customer's application. C & M has direct regional sales managers throughout the U.S. who provide on-site consultation. Foreign accounts are handled through sales agents who are geographically positioned in the region and represent other corrugated equipment. ACS and United Pentek are C & M's principal competitors.

     Fenn. Fenn provides new and overhauled precision-machined critical parts and assemblies, principally for helicopter rotor and transmission systems. It also produces metal forming equipment for the ferrous and non-ferrous metal industries for rolling, shaping, forming, drawing and swaging metal strip, rod, wire and tube. Fenn's critical parts division sells primarily to the U.S. defense sector. Markets for the machinery division are diverse, ranging from a large number of small customers to large manufacturing companies. Markets include automotive forging, hand tool, medical, armament, specialty metal and tube producers. Competition is highly fragmented and depends on the specific product line.

TEST INSTRUMENTATION SEGMENT

     The Test Instrumentation segment produces diagnostic tools and gauging devices, location equipment, hand-held tools for electrical and HVAC/R tradesmen, laboratory testing chambers and equipment and precision fastening devices. UDI's Test Instrumentation segment has three divisions: Test Measurement, Advanced Industrial Technologies, and Lunaire/LDS.

     Test Measurement. UDI's Test Measurement division consists of Radiodetection and ATP. Radiodetection specializes in the design, manufacture and sale of products for the location and maintenance of buried pipes and cables. While portable pipe and cable locators are Radiodetection's primary products, it also has developed line management systems (LMS) for locating and identifying metallic sheathed fiber optic cables. LMS products are sold primarily to long distance telecommunication carriers such as AT&T, MCI and Sprint. Other products include trenchless products (horizontal boring guidance systems), inspection products (inspection cameras for pipes and ducts) and power products (test sets for use in the power industry). Radiodetection expanded its product offerings in 2000 by acquiring Telespec Limited and the Pearpoint Group, both of which manufacture and sell inspection products. Radiodetection has a wide customer base that includes major utility and industrial companies, municipalities and thousands of independent contractors in over 80 countries throughout the world. Radiodetection also owns distribution centers in various locations. Radiodetection's competitors include Dynatel, Seba, Tektronix, Metrotech, C-Scope, Heath, Fuji and Takochiho.

     ATP is comprised of three businesses: Amprobe, Promax and TIF Instruments, which manufacture hand-held devices for testing and measuring electrical properties, for recovering and handling refrigerants, and for testing for leaks in refrigeration systems. Primary products include clamp-on ammeters, multimeters (volt/amp/ohmmeters), circuit tracers, harmonic analyzers, recorders, leak detectors and refrigerant recovery products. ATP serves the HVAC/R, electrical, electronic, transportation and automotive markets. Sales are made through distributors and manufacturer representatives in the U.S. and abroad.

     ATP's competitors are a mix of large companies such as Fluke (division of Danaher), Greenlee and Yokagawa; medium-sized companies such as Robinaire (division of SPX); and small, privately-held companies such as Wavetek, CPS and Thermoflow.

     Advanced Industrial Technologies. Advanced Industrial Technologies is comprised of four businesses which primarily serve the transportation and internal combustion markets. Advanced Assembly Group (AAG) supports the precision assembly and test markets with the "tech-motive" tool product line of electronic fastening tools and the GSE torque and force measurement products for production, test and audit of the assembly process. In addition, the AAG Systems Group provides solutions for specific customer applications such as multi-spindle nutrunner fastening systems and ABS brake system testing. Air Gage Company supplies manufacturers throughout the world with dimensional inspection gauging systems and calibration and certification services that satisfy a wide-range of automotive and non-automotive part inspection requirements. Great Lakes Eglinton manufactures reference equipment and carbide-based industrial tooling for wear resistance and dimensional stability (dies for forming cans, extruding dies for wire and precision plug gage members). GSE Scale Systems provides a broad line of industrial weighing equipment specializing in programmable controls for automated processing systems. Its products can be found in applications ranging from baggage weighing for air transportation to micro-ingredient batching systems for food processing to heavy truck weighing for land-fill management. GSE Scale added to its offerings in 1999 with the acquisition of General Electronic Systems, which designs and manufactures weighing equipment platforms and parts counters.

     Advanced Industrial Technologies markets its products throughout the world through a combination of direct sales, distributors and manufacturer representatives. Principal competitors include Atlas-Copco, Ingersoll Rand, Marposs, Glastonbury Gage and Oberg Manufacturing.

     Lunaire/Ling Dynamic Systems (LDS). Lunaire/LDS is a designer and manufacturer of technically innovative heat processing systems and turnkey vibration and environmental test solutions. Lunaire provides sterilizers, dryers, and isolators to the pharmaceutical and other markets, a broad line of ovens to the industrial market, and rapid-cycling and steady-state test equipment, burn-in ovens, and heat transfer systems. Lunaire's principal competitors include Thermotron and Despatch Industries.

     LDS designs and sells electro-dynamic vibration test systems and related equipment. Based in Royston, UK, LDS has subsidiaries in the U.S., France, and Germany and a world-wide network of representatives and distributors who support the vibration test needs of a growing international customer base. Its markets include aerospace, automotive, and electronics in addition to education, research, and laboratory environments. LDS's principal competitors include Unholtz Dickie and Ling Electronics. Lunaire and LDS market their products throughout the world through direct sales and distributors.

INTERNATIONAL OPERATIONS

     During 1998, 1999, and 2000, including export sales, approximately 32%, 33% and 32%, respectively of UDI's sales were to destinations outside the U.S. Information concerning UDI sales and identifiable assets attributable to each of UDI's geographic segments is set forth in Note 9 to the UDI consolidated financial statements and related notes incorporated by reference herein.

RESEARCH AND DEVELOPMENT

     Many of UDI's businesses are involved in on-going research and development activities. During 2000, UDI spent approximately $29 million on these activities.

PATENTS

     UDI possesses rights under a number of patents in the U.S., Canada and Europe and is involved in various licensing arrangements. Although in the aggregate UDI's patents and licensing agreements are important to the operations of UDI's business, UDI does not consider any single patent or license agreement to be of such importance that its absence would materially adversely affect UDI's ability to conduct its business as presently conducted.

RAW MATERIALS

     The principal raw material used in UDI's products is steel. Other significant materials used in the production of UDI's products include certain electrical and mechanical components. All such materials and components used are readily available from a number of sources, and UDI is not dependent on any single supply source.

ENVIRONMENTAL MATTERS

     UDI's operations and properties are subject to federal, state, local and foreign regulatory requirements relating to environmental protection. UDI is engaged in site investigation and/or remediation at numerous sites that it owns or controls. In addition, UDI has been notified that it is potentially responsible and has received other notices of potential liability pursuant to various environmental laws at several non-owned sites. The potential costs related to these environmental matters and the possible impact on future operations are uncertain due in part to the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of clean-up technologies, the uncertain level of insurance or other types of recovery, and the questions regarding the level of UDI's responsibility. There can be no assurance that potential liabilities and costs related to environmental matters will not have a material adverse effect on UDI's results of operations, cash flows or financial position.

EMPLOYEE

     As of March 2001, UDI had approximately 14,000 employees worldwide at over 90 manufacturing locations and had 27 collective bargaining agreements covering approximately 2,400 employees. UDI believes its relations with its unions and its employees, both union and non-union, are satisfactory.

SEASONALITY

     Many of UDI's businesses have historically been stronger in the second, third and fourth quarters than in the first quarter, primarily because of winter weather conditions impacting the production and sales of their respective products in the first quarter.

PROPERTIES

     UDI owns and leases plant facilities, offices and warehouses in various parts of the world. UDI has more than 90 primary operating locations. UDI believes that UDI's properties and equipment are in good condition, well maintained and suitable for their intended uses. The location and approximate size of UDI's 15 largest facilities as of December 31, 2000 are included in the table below.

LOCATION                                                          UNIT               SQUARE FEET
--------                                                          ----               -----------
Boppard, Germany.....................................  BOMAG                           720,100
Bennettsville, South Carolina........................  Marley Engineered Products      543,000
Michigan City, Indiana...............................  Weil-McLain                     535,500
Milan, Tennessee.....................................  Door Products                   432,000
Kewanee, Illinois....................................  Compaction America              236,000
Olathe, Kansas.......................................  Marley Cooling Tower            224,800
St. Pauls, North Carolina............................  Mueller Steam Specialty         217,000
Louisville, Kentucky.................................  Marley Cooling Tower            214,800
Delavan, Wisconsin...................................  Waukesha Cherry-Burrell         196,000
Newington, Connecticut...............................  Fenn Manufacturing              190,000

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

LOCATION                                                          UNIT               SQUARE FEET
--------                                                          ----               -----------
Jeffersontown, Kentucky..............................  Waukesha Cherry-Burrell         185,000
Aarhus, Denmark......................................  Waukesha Cherry-Burrell         185,000
Davenport, Iowa......................................  Marley Pump                     174,000
Beloit, Kansas.......................................  Sunflower                       164,000
Norderstedt, Germany.................................  Bran + Luebbe                   161,000

---------------
(1)The Bennettsville, South Carolina facility is leased from The Industrial Development Corporation of the City of Bennettsville, South Carolina through 2034.

LEGAL PROCEEDINGS

     UDI and certain of its subsidiaries are involved in a number of pending legal proceedings in which damages and other relief are sought. Based upon information presently available to it, UDI is of the opinion that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material adverse effect on the business, results of operations, cash flows or financial condition of UDI.

     UDI and certain of its subsidiaries have been named along with several other parties in a number of proceedings arising out of alleged releases or contributions of hazardous substances into the environment. Those proceedings include administrative proceedings maintained by federal and state agencies involving environmental remediation of real property. There can be no assurance that the liabilities arising from such proceedings will not have a material adverse effect on the results of operations, cash flows or financial position of UDI. See "-- Environmental Matters."

     A subsidiary of UDI is also one of many defendants in numerous pending lawsuits (which include, in many cases, multiple claimants) that seek to recover damages for alleged personal injury allegedly resulting from exposure to asbestos-containing products acquired from third parties and included in products formerly manufactured and sold by the subsidiary. In the opinion of UDI management and in light of available insurance, none of the proceedings is, either individually or viewed in connection with all the proceedings, material to the business or consolidated financial condition of UDI.

                                       A-8